     As filed with the Securities and Exchange Commission on June 11, 1999

                                                Registration No. 333- 74107

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                AMENDMENT NO. 2 TO
                                      FORM S-3
                                         ON
                                      FORM S-1

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            APPLIED MAGNETICS CORPORATION
                (Exact name of registrant as specified in its charter)



             Delaware                                           95-1950506
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                          Identification No.)

                              _________________________

                                  75 Robin Hill Road
                               Goleta, California 93117
                                    (805) 683-5353

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              _________________________

                                   CRAIG D. CRISMAN
                               Chief Executive Officer
                            Applied Magnetics Corporation
                                  75 Robin Hill Road
                               Goleta, California 93117
                                    (805) 683-5353

              (Name, address, including zip code, and telephone number,
                      including area code, of agent for service)

                                   With a copy to:

                                JAMES J. SLABY, ESQ.
                               JEFFREY A. KAYE, ESQ.
                      Sheppard, Mullin, Richter & Hampton LLP
                         333 South Hope Street, 48th Floor
                           Los Angeles, California 90071
                                   (213) 620-1780

                            ____________________________

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.  [   ]

     If the any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [   ]


                           CALCULATION OF REGISTRATION FEE

__________________________________________________________________________________________________
                                          Proposed maximum   Proposed
 Title of each class                      offering           maximum
 of securities to be    Amount to be      price per          aggregate        Amount of
 registered             registered        share (1)          offering price   registration fee
 -------------------    ------------      ----------------   --------------   --------------------
 Common Stock, $.10
 par value              23,416,211        (2)                (2)              (2)

 Common Stock, $.10
 par value               7,028,224        $3.1875            $22,402,464      $6,227.89

 Common Stock, $.10
 par value                 276,750        (2)                (2)              (2)

_____________________________________________________________________________________________

     (1) Estimated solely for purposes of determining the registration fee under Rule 457(c). The price indicated is the closing price on the New York Stock Exchange on June 9, 1999.

     (2) Registrant previously paid the applicable fee with respect to these shares upon filing its Form S-3 on March 9, 1999.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                      Prospectus

                                        [LOGO]


                            APPLIED MAGNETICS CORPORATION

                            30,721,185 Shares Common Stock

This prospectus relates to the public offering of:

- 23,416,211 shares of our common stock that are held by some of our current stockholders.

- 7,028,224 shares of our common stock that are issuable upon conversion of our Series B convertible preferred stock.

- 276,750 shares of our common stock that are issuable upon exercise of some of our options.

We will not receive any of the proceeds of any sales by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol "APM." The closing price of the common stock on June 9, 1999 was $3 13/16 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   _______, 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                               ---------------

     In this prospectus, the following defined terms are used:

"Magnetic recording heads" are used to store and retrieve information on magnetic storage disks in hard drives.

"Inductive thin film heads" are magnetic recording heads utilizing loops of wire exposed to a changing magnetic field to enable it to "read" as it passes over the disk.

"Magnetoresistive heads" are magnetic recording heads that utilize the physical effect in a film in which electrical resistance changes within a changing magnetic field. This effect is more sensitive than the inductive thin film effect, enabling the head to read smaller bits as the head passes over the disk.

"Giant magnetoresistive heads" are similar to magnetoresistive heads but are composed of multiple films creating greater sensitivity, enabling the head to read even smaller bits as the head passes over the disk.

"Gigabyte," means 1 billion bites of information. A byte is the amount of information required, for example, to store a single letter in a document. Therefore, a 4.3 gigabyte disk drive contains enough storage capacity to store 4.3 billion letters and spaces.

"3.5 inch disk" refers to a 3 1/2" diameter disk in which data is stored in the disk drive. The disk spins at a high speed (typically 5400 rpm), and the recording head flies in close proximity to the disk. A typical drive may have from 1 to 10 disks inside.

                                  PROSPECTUS SUMMARY

     YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION ABOUT OUR COMPANY AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.


                                 Applied Magnetics

     We are an independent manufacturer of magnetic recording heads and of head stack assemblies for disk drives. We are in the process of qualifying our 4.3 gigabyte per disk magnetoresistive heads, primarily to supply to manufacturers of 3.5 inch hard disk drives. Our products compete on the basis of price, performance, quality and availability. We have also begun development of giant magnetoresistive heads, also intended for computer disk drive applications.

     Our principal executive offices are located at 75 Robin Hill Road, Goleta, California 93117, and our telephone number at that address is (805) 683-5353.


                                     The Offering



 The Private Placements. . . . .   On February 11, 1999, we issued 12,775,122
                                   shares of our common stock to the
                                   stockholders of DAS Devices, Inc. in
                                   consideration for our merger with DAS and we reserved 276,750 shares of our common stock for issuance upon exercise of options we granted in the merger. On the same date and in connection with the merger, we issued 4,641,089 shares of our common stock to an investor group for a purchase price of $18,750,000.

                                   On the effective date of this prospectus, we issued 6,000,000 shares of our common stock to Kenilworth Partners II, L.P. in exchange for 7% convertible subordinated debentures previously issued by us in the principal amount of $24,000,000. On the same date, we issued 250,000 shares of our Series B convertible preferred stock to Kenilworth Partners II, L.P. for a purchase price of $25,000,000. Kenilworth Partners II, L.P. may receive up to 127,767 additional shares of our Series B convertible preferred stock as in-kind dividends on the shares of Series B convertible preferred stock it currently holds. The Series B convertible preferred stock issued and to be issued to Kenilworth Partners II, L.P. is convertible into 7,028,224 shares of our common stock.

                                   In connection with each of these private placements, we agreed to file the registration statement of which this prospectus forms a part.
                                   See "Recent Developments".

 Shares Offered. . . . . . . . .   30,721,185 shares of our common stock,
                                   consisting of the shares of our common stock issued or reserved for issuance in connection with the private placements described above or into which the preferred stock issued in the Kenilworth Partners II, L.P. exchange converts.

 Plan of Distribution. . . . . .   All of the shares of common stock are being
                                   offered by the selling stockholders.  The
                                   selling stockholders may offer from time to
                                   time some or all of the shares of common
                                   stock held by them directly or through
                                   brokers or dealers.   See "Plan of
                                   Distribution".

 Shares Outstanding . . . . . . .  41,736,741 shares of common stock as of
                                   June 1, 1999.

 Proceeds. . . . . . . . . . . .   We will not receive any of the proceeds from
                                   the sale of the shares by the selling
                                   stockholders.

 NYSE Trading Symbol. . . . . . .  APM

 Risk Factors. . . . . . . . . .   You should read carefully and consider the
                                   matters discussed under the heading "Risk
                                   Factors" beginning on Page 4.

                                    RISK FACTORS


     YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE INVESTING IN OUR COMMON STOCK. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY RISKS FACING US. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE DO NOT PRESENTLY KNOW OR THAT WE DO NOT PRESENTLY BELIEVE ARE IMPORTANT TO AN INVESTOR MAY ALSO HARM US.

     IF ANY OF THE EVENTS OR CONDITIONS DESCRIBED IN THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED. IN THAT CASE, YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE AN IMMEDIATE NEED FOR CAPITAL WHICH IF NOT MET WILL JEOPARDIZE OUR BUSINESS

     We have incurred significant operating losses during fiscal 1998 and for the six months ended April 3, 1999 as we transition from inductive thin film technology to magnetoresistive and giant magnetoresistive technologies. This condition also resulted in significant reductions in sales and cash balances. Our ability to fund our operating and capital requirements for the remainder of fiscal 1999 and beyond is heavily dependent upon our ability to receive qualification and to begin volume production of our magnetoresistive and giant magnetoresistive products on a timely basis. We have an immediate requirement to raise capital in order to support current operating activities, and we will be required to raise significant additional capital in the near term to fund our anticipated magnetoresistive and giant magnetoresistive product production and related working requirements. If we are unable to achieve magnetoresistive and giant magnetoresistive production or raise sufficient capital in the near term, there will be a material adverse effect on our financial condition, competitive position, and ability to continue as a going concern.

     Due to the significant uncertainties described above, our auditors have re-issued their report on our October 3, 1998 financial statements. The re-issued report, dated June 1, 1999, includes a qualification regarding our ability to continue as a going concern. Our auditors have also advised us that based on current conditions, it is likely that this qualification will also be continued with respect to our fiscal 1999 financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR INABILITY TO QUALIFY OUR PRODUCTS ON CUSTOMER PROGRAMS WILL HARM OUR OPERATING RESULTS.

     The magnetic recording head industry involves rapidly changing technology, short product life cycles and intense price competition. Demand for greater data storage capacity requires disk drive and disk head manufacturers to continue to build greater performance into their respective products. If our products fail to achieve the performance necessary to remain competitive, we will not qualify as a supplier for disk drive manufacturers' programs and our operating results will be significantly harmed. See "Business - Disk Drive Industry and - Competition" for a discussion of this industry and its competitive nature.

OUR FAILURE TO SERVICE SHORT-TERM BORROWINGS COULD RESULT IN OUR LOANS BEING CALLED.

     At June 1, 1999, we had approximately $59.3 million of short-term borrowings outstanding in variable interest rate demand loans from banks in Malaysia, as well as significant lease obligations and other bank loans. We cannot assure you that we will continue to meet these obligations when they come due. If we do not, the lenders could enforce penalties, reclaim equipment or intellectual property, or otherwise seriously harm our business, financial condition and results of operations.

OUR REVENUES CURRENTLY COME PRIMARILY FROM A SINGLE CUSTOMER, THE LOSS OF WHICH WOULD SERIOUSLY HARM OUR FINANCIAL PERFORMANCE.

     We have depended on a single customer, Samsung Electronics, for most of our recent sales. The disk head industry is intensely competitive and largely dependent on sales to a limited number of major disk drive manufacturers. Failure to maintain Samsung Electronics as a customer and to attract new customers would have a severe impact on our business and financial results. See "Business - Customers and Marketing" for a discussion of our customers.

CYCLES IN THE DISK DRIVE INDUSTRY CAUSING PERIODS OF OVERSUPPLY, REDUCED DEMAND AND INTENSE COMPETITIVE PRICING COULD SIGNIFICANTLY HARM OUR OPERATING RESULTS AND ADVERSELY AFFECT OUR STOCK PRICE.

     The disk drive industry is very cyclical and historically has experienced periods of oversupply and reduced production levels, resulting in significantly reduced demand for disk heads, as well as intensely competitive pricing. The effect of these cycles on suppliers, including us, has been magnified by hard disk drive manufacturers' practice of ordering recording heads in excess of their needs during periods of rapid growth, which increases the severity of the drop in the demand for recording heads during periods of slower growth or contraction. A continued decline in the growth in demand for magnetic recording heads, as experienced by the industry during the first half of fiscal 1999, may seriously harm our business and financial condition. See "Business - Disk Drive Industry" for a discussion of the cyclical nature of the industry.

DAS TECHNOLOGY IS UNPROVEN AND MAY NOT MEET CUSTOMER EXPECTATIONS, WHICH MAY CAUSE US TO SPEND ADDITIONAL RESEARCH AND DEVELOPMENT FUNDS AND CAUSE US TO LOSE CUSTOMER CONTRACTS.

     DAS' giant magnetoresistive head technology and production advancements have been recently developed and are unproven. The DAS giant magnetoresistive head technology may not meet expectations as to performance, durability or reliability or may otherwise fail to produce intended improvements over existing technologies. In that event, we may lose the opportunity to bid for and receive additional customer contracts, and that may seriously affect our financial position.

AMORTIZATION OF GOODWILL AND MERGER EXPENSES WILL DELAY OR REDUCE OUR PROFITABILITY.

     Amortization of expenses incurred in the DAS merger will reduce our profitability. An in-process research and development charge of $28.7 million was recorded in the second quarter of fiscal 1999, the quarter during which the merger was completed. Intangible assets are comprised of developed technology and know-how of approximately $30.1 million and goodwill of approximately $37.6 million. The developed technology and know-how will be amortized as an expense over three years, and the goodwill will be amortized as an expense over seven years. See "Recent Developments - DAS Merger" for a discussion of the DAS merger.

     The costs associated with the merger negatively affected results of
operations in the second quarter of fiscal 1999.   The combined company
incurred approximately $4.2 million of expenses, primarily relating to costs associated with combining the operations of the two companies and the fees of financial advisors, attorneys and accountants.

OUR OPERATING RESULTS HAVE IN THE PAST BEEN AND OUR OPERATING RESULTS LIKELY WILL IN THE FUTURE BE HARMED DURING PERIODS WHEN PRODUCTION CAPACITY IS UNDERUTILIZED.

     Our sales are generally made pursuant to individual customer orders and customer-specific materials are ordered on the basis of these customer orders. As customer programs reach the end of their life cycle, we may have to write-down inventory and equipment. We experienced substantial losses and cancellation, rescheduling and reduction of orders in fiscal 1998. Cancellations, rescheduling and reductions of orders result in inventory losses, under-utilization of production capacity and write downs of tooling and equipment, which may seriously harm our business, financial condition and results of operations. See "Business - Backlog" for a discussion of customer orders.

INTENSE COMPETITION IN PRODUCT DEVELOPMENT AND PRICING COULD ADVERSELY IMPACT OUR BUSINESS AND FINANCIAL RESULTS.

     We face intense competition with other independent recording head suppliers, as well as disk drive manufacturers that produce magnetic recording heads used in their own products. Currently, several large Japanese companies, some with considerably more resources than us, compete in the independent head market and have had considerable success in gaining market share. If we are unable to develop and manufacture competitive products and sell them at competitive prices, we could experience loss of sales and a decline in financial performance. See "Business - Competition" for a discussion of competition in our industry.

CERTAIN RISKS IN FOREIGN OPERATIONS COULD INTERFERE WITH OUR MANUFACTURING OPERATIONS.

     We have from time to time experienced shortages of qualified workers and on one occasion our operations in Korea were impacted by a labor disruption.

     Our Korea, Malaysia and China head production, assembly and test operations subject us to the inherent risks of doing business abroad. Our overseas operations could be adversely affected by labor shortages or disruption, civil unrest and political instability, and may be subject to:

     - Delays in obtaining governmental permits and approvals;

     - Currency exchange fluctuations;

     - Currency and trade restrictions; and

     - Transportation problems.

     See "Business - Manufacturing" for a discussion of our foreign operations.

OUR STOCK PRICE HAS VARIED GREATLY AND MAY CONTINUE TO FLUCTUATE, WHICH MAY REDUCE OUR ABILITY TO RAISE ADDITIONAL OPERATING FUNDS.

     The market price of our common stock has been volatile, with closing market prices ranging from $4.00 to $33.25 per share during fiscal 1998 and from $2.56 to $9.19 per share during the first eight months of fiscal 1999. The volatility of our stock price may reduce our ability to raise additional operating funds.

WE MAY FAIL TO EFFECTIVELY IDENTIFY AND RESOLVE SIGNIFICANT YEAR 2000 PROBLEMS WITHIN OUR BUSINESS, OR IMPORTANT SUPPLIERS MAY BE UNABLE TO SUPPLY GOODS AND SERVICES TO US DUE TO YEAR 2000 PROBLEMS.

     We may not accurately identify all potential Year 2000 problems within our business, and the corrective measures that we implement may be ineffective or incomplete. Any such problems could interrupt our ability to manufacture and ship our products. The resulting costs could be significant and we could suffer a significant decrease in sales. Similar problems and consequences could result if any of our key suppliers experience Year 2000 problems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issue".

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT MARKET PRICE OF OUR COMMON STOCK MAKING IT MORE DIFFICULT TO SELL OUR SECURITIES IN THE FUTURE.

     If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price we deem appropriate. As of June 1, 1999, there were 41,736,741 shares of our common stock outstanding. In addition, we have outstanding:

     - 7% Convertible Subordinated Debentures due 2006 which are convertible into 4,892,473 shares of our common stock;

     - Warrants to purchase 1,200,000 shares of our common stock;

     - Options under various stock option plans to purchase 5,245,345 shares of our common stock; and

     - Series B convertible preferred stock that, together with additional shares of such series issuable as dividends to the holders of the outstanding shares of such series, is convertible into up to 7,028,224 shares of our common stock.

                        WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any document that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549 and at the following regional offices of the SEC: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov.

     We have filed a registration statement under the Securities Act of 1933 with respect to this offering. As permitted by the rules of the SEC, this prospectus does not contain all of the information set forth in the registration statement. Investors are referred to the registration statement for further information contained in financial statements, exhibits and schedules filed therewith. The statements contained in this prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to a copy of such contract or other document filed as an exhibit to the registration statement. Each such statement is so qualified. You may obtain copies of the registration statement and each document filed as an exhibit at the SEC's Washington, D.C. office upon payment of charges prescribed by the SEC or, in the case of documents electronically filed, by accessing the SEC's website at http://www.sec.gov.

                                   USE OF PROCEEDS

     The selling stockholders will receive all of the proceeds from the common stock sold pursuant to this prospectus.


                                      DIVIDENDS

     We did not pay cash dividends on our common stock during fiscal years 1998 and 1997, or during the first half of fiscal 1999, and we do not have a policy of paying dividends on our common stock. We currently intend to retain any earnings for use in our business and we do not anticipate paying cash dividends on our common stock in the foreseeable future.

                               MARKET FOR COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "APM." The following table sets forth for the periods indicated the high and low sale prices for our common stock.


                                                               HIGH                 LOW
Fiscal year ended September 27, 1997
    First Quarter. . . . . . . . . . . . . . . . . . .        $31 7/8             $17 3/8
    Second Quarter . . . . . . . . . . . . . . . . . .         60 1/2              27 3/8
    Third Quarter. . . . . . . . . . . . . . . . . . .         36 1/2              22 3/8
    Fourth Quarter . . . . . . . . . . . . . . . . . .         38 5/8              22 1/4
Fiscal year ended October 3, 1998
    First Quarter. . . . . . . . . . . . . . . . . . .        $33 1/4             $11 1/8
    Second Quarter . . . . . . . . . . . . . . . . . .         13 7/8              10 5/16
    Third Quarter. . . . . . . . . . . . . . . . . . .         11 7/8               4
    Fourth Quarter . . . . . . . . . . . . . . . . . .          6 5/8               4 3/16
Fiscal year ending October 2, 1999
    First Quarter. . . . . . . . . . . . . . . . . . .          9 3/16              3 3/8
    Second Quarter . . . . . . . . . . . . . . . . . .          7 15/16             3 5/8
    Third Quarter (through June 9, 1999) . . . . . . .          3 15/16             2 9/16


     On June 9, 1999, the reported last sale price of our common stock on the New York Stock Exchange was $3 13/16 per share. As of June 9, 1999, there were approximately 1,917 holders of record of our common stock.

                                 CAPITALIZATION

The following table sets forth our consolidated debt and consolidated capitalization as of April 3, 1999 on a historical basis, which includes the issuance of approximately 17,416,211 shares in connection with this offering. The pro forma amounts have been adjusted for the following: (1) issuance of 6,000,000 shares of common stock to Kenilworth in exchange for 7% convertible subordinate debentures that were previously issued by us in the principal amount of $24,000,000 and (2) the issuance of 250,000 shares of Series B convertible preferred stock to Kenilworth for a purchase price of $25,000,000. The pro forma amounts do not reflect the 7,028,224 common shares that are reserved for issuance upon conversion of the Series B convertible preferred stock and the 276,750 shares of common stock reserved for issuance upon exercise of options granted in the DAS merger. You should read this table in conjunction with the Unaudited Condensed Consolidated Financial Statements and notes to those statements appearing elsewhere in this prospectus.

                                                                        APRIL 3, 1999
                                                                        (IN THOUSANDS)
                                                                          (UNAUDITED)
                                                                  ---------------------------
                                                                  HISTORICAL        PRO FORMA
                                                                  ----------        ---------
Short-term debt:
  Current portion of long-term debt                                $   3,458         $   3,458
  Bank notes payable                                                  64,820            64,820
                                                                   ---------         ---------
Total short-term debt                                                 68,278            68,278

Long-term debt, net                                                  125,373           101,373

Shareholders' Investment:
   Preferred stock, $0.10 par value, authorized
     5,000,000 shares, none issued at April 3, 1999
     and 250,000 issued on a pro forma basis (1)                          --                25
   Common stock, $0.10 par value, authorized
     80,000,000 shares, issued 41,557,887 at April 3, 1999
     and 47,557,887 on a pro forma basis                               4,156             4,756
   Paid-in capital                                                   301,931           350,306
   Retained deficit                                                 (239,149)         (239,149)
   Treasury stock, at cost (130,552 shares as of
     April 3, 1999)                                                   (1,581)           (1,581)
   Unearned restricted stock compensation                                (33)              (33)
                                                                   ---------         ---------
   Total shareholders' investment                                     65,324           114,324
                                                                   ---------         ---------
   Total capitalization                                            $ 258,975         $ 283,975
                                                                   ---------         ---------
                                                                   ---------         ---------

-----------------------
(1) The Board of Directors has authority to divide the Preferred Stock into series, to fix the number of shares comprising any series and to fix or alter the rights, privileges and preferences of the Preferred Stock. On May 7, 1999, the Board of Directors authorized the issuance of 250,000 shares of Series B convertible preferred stock. Those shares, together with additional shares of such series issuable as dividends thereon, are convertible into up to 7,028,224 shares of our common stock. Those shares of common stock are being registered as part of this registration statement.

                     SELECTED CONSOLIDATED FINANCIAL DATA


                                                               SIX MONTHS ENDED
                                                             ---------------------
                                                             APRIL 3,     APRIL 4,
(IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYMENT AMOUNTS)       1999         1998
                                                             --------     --------
OPERATIONS
Net sales                                                    $  31,519    $ 133,255
Net loss                                                      (133,084)     (71,680)
Net income (loss) per share:
  Income (loss) per common share                             $   (4.53)   $   (3.00)
  Income (loss) per common share--assuming dilution              (4.53)       (3.00)
Weighted average number of common shares outstanding:
  Common shares                                                 29,353       23,891
  Common shares--assuming dilution                              29,353       23,891
Order backlog                                                $   3,886    $  39,467
Period-end employment                                            3,480        7,022


                                                              AS OF        AS OF
                                                             APRIL 3,     APRIL 4,
                                                               1999         1998
                                                             --------     --------
BALANCE SHEET
Working capital (deficit)(1)                                 $ (72,584)   $  68,604
Total assets                                                   305,651      383,941
Total debt                                                     193,651      169,247
Shareholders' investment                                        65,324      169,629


                                                                                 FISCAL YEAR
                                                               ------------------------------------------------
                                                               1998       1997       1996       1995       1994
(IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYMENT AMOUNTS)        ----       ----       ----       ----       ----
OPERATIONS
Net sales                                                   $ 183,597   $494,839   $344,754   $292,600   $275,927
Net income (loss)                                            (155,368)    96,116     32,218      1,748    (52,670)
Net income (loss) per share:
  Income (loss) per common share                            $   (6.49)  $   4.08   $   1.41   $   0.08   $  (2.39)
  Income (loss) per common share--assuming dilution             (6.49)      3.37       1.21       0.08      (2.39)
Weighted average number of common shares outstanding:
  Common shares                                                23,931     23,567     22,913     22,145     22,082
  Common shares--assuming dilution                             23,931     31,011     30,173     22,472     22,082
Order backlog                                                $ 10,752   $137,508   $116,262   $107,466   $ 64,781
Year-end employment                                             5,154      8,431      6,401      5,478      5,531

BALANCE SHEET
Working capital (deficit)(1)                                 $ 13,399   $161,164   $117,882   $ (5,963)  $(36,443)
Total assets                                                  299,518    477,988    359,450    246,817    220,556
Total debt                                                    176,845    166,731    163,917     69,629     67,151
Shareholders' investment                                       85,960    240,781    139,699    103,592     98,433

-----------------------
(1) This balance includes borrowings outstanding under loan facilities with Malaysian banks which are callable on demand and have no termination date. The balances for the periods ended April 3, 1999 and April 4, 1998 were $62,352 and $49,751, respectively. The balances for the years ended October 3, 1998, September 27, 1997, September 28, 1996, September 30, 1995 and 1994 were $55.5 million, $50.2 million, $45.8 million, $46.9 million and $46.1 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In fiscal 1998, the disk drive industry entered a period of slowdown coupled with an accelerated transition from the use of inductive thin film to magnetoresistive head products. We experienced purchase order cancellations, production reschedules and price reductions related to the industry slowdown and were late to market with our magnetoresistive head products, which resulted in a net loss of $155.4 million for the year ended October 3, 1998, compared to a net profit of $96.1 million for the year ended September 27, 1997, and $32.2 million for the year ended September 28, 1996. Net sales decreased 62.9% in fiscal 1998 from fiscal 1997, but increased 43.5% in fiscal 1997 from fiscal 1996. Our financial performance continued to be impacted by this technology transition in the first half of fiscal 1999. We are late in qualifying our magnetoresistive head products and we have incurred a loss of $133.1 million for the first half of fiscal 1999 as compared to $71.7 million loss in the same period of the previous fiscal year.

Inductive thin film head products represented 96.9% of fiscal 1998 revenue. During fiscal 1998, we successfully transitioned from inductive thin film head products at the 1.7 gigabytes per 3.5 inch disk capacity point to inductive thin film head products at 2.1 gigabytes per 3.5 inch disk. Our 2.1 gigabyte per 3.5 inch disk product was the last generation of inductive thin film heads. We plan to make inductive film shipments through the third fiscal quarter of 1999, which makes fiscal 1999 another significant technology transition year for us. Magnetoresistive head products accounted for 2.5% of revenue in fiscal 1998 as compared to 4.9% in fiscal 1997. We are currently working on magnetoresistive head product qualifications with two customers at the 4.3 gigabyte per 3.5 inch disk and expect to begin volume production shipments of these products in the fourth fiscal quarter of 1999. We are continuing our commitment to magnetoresistive and giant magnetoresistive head products with the addition of technical personnel, capital investments, and research and development.

In fiscal 1998, we experienced a significant decrease in net sales and demand for inductive thin film head products, which resulted in a significant loss and negative cash flow from operations as we continue to transition from inductive thin film to magnetoresistive and giant magnetoresistive head technology. Our ability to fund our operating and capital requirements for fiscal 1999 is heavily dependent on our ability to receive qualification and begin volume production of our magnetoresistive and giant magnetoresistive head products on a timely basis. As of June 1, 1999, we are in the final stages of qualification for one of our magnetoresistive head products and expect to begin volume production shipments in the fourth quarter of fiscal 1999. We are also attempting to raise capital, which is required immediately to fund current operating activities, and we will be required to raise significant additional capital in the near term to fund the anticipated magnetoresistive head production ramp up and related working capital requirements. If we are unable to achieve magnetoresistive head production shipments during the fourth quarter of fiscal 1999 or raise sufficient capital in the near term, there will be a material adverse effect on our financial condition, competitive position and ability to continue as a going concern. Due to the significant uncertainties described above, our auditors have re-issued their report on our October 3, 1998 financial statements. The re-issued report, dated June 1, 1999, includes an uncertainty paragraph regarding our ability to continue as a going concern. Our auditors have also advised us that based on current conditions, it is likely that this going concern uncertainty will also be continued with respect to our fiscal 1999 financial statements.

On February 11, 1999, we completed our merger with DAS Devices, Inc., a research and development company. The consideration exchanged was 13,051,872 shares of our common stock for all of the outstanding preferred and common shares of DAS. The acquisition was accounted for as a purchase, and the acquisition price of approximately $99.7 million was allocated to assets acquired, including the fair value in-process technology, and liabilities assumed based on their fair values. It was determined that in-process technology of $28.7 million was acquired. Since the technology has no future economic value to us, it was written-off during the three months ended April 3, 1999. The excess of the purchase price plus related transaction costs over the fair value of tangible and intangible assets acquired and liabilities assumed has been allocated to (1) developed technology and know-how of approximately $30.1 million, which will be amortized on a straight line basis over 3 years, the estimated period of future benefit and
(2) goodwill of approximately $37.6 million (including a value of $1.6 million associated with assembled workforce), which will be amortized on a straight line basis over the estimated period of future benefit of 7 years. Concurrent with this acquisition and contingent on the merger, a private investor group purchased 4,641,089 shares of our common stock in exchange for $18.75 million.

Revenues, shipment volumes, operating and financial results for fiscal 1999 will continue to be impacted by the reduced levels of inductive thin film shipments while we seek to achieve qualification on the magnetoresistive head
4.3 gigabyte per 3.5 inch disk product, to execute our production ramp and to improve the associated processes and production yields.

During fiscal 1997, our revenue growth and profitability as compared to fiscal 1996 were attributable to strong customer demand for our inductive thin film products, which represented 93.1% of total net sales for that year. By the end of the fourth quarter of fiscal 1997, we completed the transition to more advanced inductive thin film head technology.

RECENT RESULTS OF OPERATIONS

The following table sets forth certain financial data for us as a percentage of net sales for the first half of fiscal 1999 and fiscal 1998.


                                                       For the six months ended
                                                      April 3,          April 4,
                                                   -----------------------------
                                                       1999               1998
Net sales                                             100.0%             100.0%
Cost of sales                                         179.9%             102.5%
 Gross margin (deficit)                               -79.9%              -2.5%

Research and development expenses                     195.1%              38.8%
Selling, general and administrative expenses           10.9%               2.7%
Writedown of assets and restructuring charges          14.3%               6.3%
Amortization                                            6.4%
Purchase in-process technology                         91.0%

Total operating expenses                              317.8%              47.8%

Loss from operations                                 -397.6%             -50.3%

Interest income                                         3.0%               2.5%
Interest expense                                      -21.9%              -4.7%
Other income (expense)                                 -4.1%              -1.1%

Loss before taxes                                    -420.6%             -53.6%
Provision (benefit) for income taxes                    1.6%               0.2%

Net loss                                             -422.2%             -53.8%


SIX MONTHS ENDED APRIL 3, 1999

NET SALES. Net sales of $31.5 million in the first half of fiscal 1999 decreased 76.4% from net sales of $133.3 million in the first half of fiscal 1998 as inductive thin film products reach end of life. Due to production process problems with new magnetoresistive head products we have been unable to maintain sales volume experienced with inductive thin film products during the same period in the prior year.

GROSS PROFIT. As a percentage of net sales, gross profit was a negative 79.9% and a negative 2.5%, for the first half of fiscal 1999 and the first half of fiscal 1998, respectively. The decrease in gross profit in the first half of fiscal 1999 as compared to the same period in the prior fiscal year was due to the reasons discussed under "Net Sales".

RESEARCH AND DEVELOPMENT. Research and development expenses as a percentage of net sales were 195.1% and 38.8% for the first half of fiscal 1999 and the first half of fiscal 1998, respectively. Expenses in dollars in the first half of fiscal 1999 of $61.5 million increased $9.7 million from $51.8 million in the first half of fiscal 1998. We have been focusing the majority of our technical resources on our new production program qualifications utilizing magnetoresistive head technology and on development of giant magnetoresistive head technology. As a result, there continues to be a significant increase in research and development expenses as we continue our transition from products with inductive thin film technology to products with magnetoresistive and giant magnetoresistive head technology.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses as a percentage of net sales were 10.9% and 2.7% for the first half of fiscal 1999 and the first half of fiscal 1998, respectively. The percentage increase was due to lower net sales. Expenses in dollars of $3.4 million in the first half of fiscal 1999 decreased $0.2 million from $3.6 million in the first half of fiscal 1998.

AMORTIZATION. Amortization of the excess of the purchase price plus related transaction costs over the fair value of the tangible and intangible assets acquired and liabilities assumed through the merger with DAS were $2.0 million for the first half of fiscal 1999.

PURCHASED IN-PROCESS TECHNOLOGY. The purchase of DAS resulted in the write-off of purchased in-process technology of $28.7 million in the first half of fiscal 1999. The cost represents technology that has not reached technological feasibility and has no alternative future use.

INTEREST INCOME AND EXPENSE. Interest income of $.9 million in the first half of fiscal 1999 decreased $2.5 million compared to interest income of $3.4 million the first half of fiscal 1998 due to lower average cash balances. Interest expense of $6.9 million in the first half of 1999 increased by $.6 million compared to $6.3 million in the first half of fiscal 1998 due to varying interest rates and higher average debt balances.

OTHER INCOME AND EXPENSE. Other expense was a loss of $1.3 million for the first half of fiscal 1999 compared to other expense of $1.5 million in the first half of fiscal 1998. The balances represent primarily foreign currency exchange gains and losses. We have manufacturing operations in Asia that experienced volatility in exchange rates during fiscal 1998 which continued into the first fiscal quarter of 1999.

ANNUAL RESULTS OF OPERATIONS

The following table sets forth certain financial data for us as a percentage of net sales for the last three fiscal years.


                                             FOR THE YEARS ENDED

                                                    OCTOBER 3,  SEPTEMBER 27,   SEPTEMBER 28,
                                                       1998         1997            1996
                                                       ----         ----            ----
Net sales. . . . . . . . . . . . . . . . . . . .      100.0%       100.0%         100.0%
Cost of sales. . . . . . . . . . . . . . . . . .      108.2%        66.1%          73.0%
Gross margin . . . . . . . . . . . . . . . . . .       (8.2)%       33.9%          27.0%
Operating expenses
     Research and development. . . . . . . . . .       62.5%        10.6%          14.8%
     Selling, general and administrative . . . .        3.5%         1.7%            19%
     Provision for customer bankruptcy . . . . .          --         0.8%            --
     Terminated merger costs . . . . . . . . . .          --         0.6%            --
     Restructure charges . . . . . . . . . . . .        4.6%           --            --
     Total operating expenses. . . . . . . . . .       70.6%        13.7%          16.7%
Income (loss) from operations. . . . . . . . . .      (78.8)%       20.2%          10.3%
Interest income. . . . . . . . . . . . . . . . .        3.2 %        1.7%           1.2%
Interest expense . . . . . . . . . . . . . . . .        6.9 %        2.5%           2.6%
Other income, net. . . . . . . . . . . . . . . .        0.8 %        0.5%           0.6%
Income before taxes. . . . . . . . . . . . . . .      (83.3)%       19.9%           9.5%
Provision for income taxes . . . . . . . . . . .        1.3%         0.4%           0.2%
Net income . . . . . . . . . . . . . . . . . . .      (84.6)%       19.4%           9.3%


     NET SALES: Net sales of $183.6 million decreased 62.9% in fiscal 1998 from net sales of $494.8 million in fiscal 1997 primarily due to the decrease in shipments of inductive thin film products. The disk drive industry entered into a period of general slowdown in the first quarter of fiscal 1998 and our largest customer at that time, Western Digital, reduced its production schedule resulting in purchase order cancellations, production reschedules and price reductions for us. We were also late to market with our magnetoresistive head products in the 2.1, 2.8 and 3.4 gigabyte per 3.5 inch disk. As a result, we had $4.6 million of magnetoresistive head product revenue in fiscal 1998 as compared to $24.1 million in fiscal 1997. We are currently working with two customers at the 4.3 gigabyte per 3.5 inch disk and could begin volume production of these products in the fourth quarter of fiscal 1999.

     Net sales of $494.8 million increased 43.5% in fiscal 1997 from net sales of $344.8 million in fiscal 1996 primarily due to an increase in shipments of inductive thin film head products. This was achieved as a result of strong customer demand and an increase in shipments of head stack assemblies as compared to head gimbal assemblies. Inductive thin film head net sales represented 93.1% of total net sales in 1997 compared to 76.0% in 1996. We shipped $24.1 million of magnetoresistive head heads in 1997, or 4.9% of total net sales. Other products represented 2.0% of total net sales and included tape products and disk head products for which we only performed final assembly of head stack assemblies using thin film and magnetoresistive head purchased from other manufacturers.

     GROSS MARGIN: The gross margin was a negative 8.2% for fiscal 1998 as compared to 33.9% for fiscal 1997. The decrease was primarily due to the reduction in inductive thin film shipments related to the slowdown in the disk drive industry and the market timing with our magnetoresistive head products. We reduced operating expenses, excluding depreciation, during fiscal 1998 to partially offset the decrease in sales.

     The increase in gross margins from fiscal 1997 compared to fiscal 1996 was due to higher inductive thin film disk head sales volumes, resulting in economies of scale, coupled with cost controls.

     RESEARCH AND DEVELOPMENT: Research and development expenses were $114.7 million, $52.5 million, and $50.9 million for fiscal years 1998, 1997 and 1996, respectively. These expenses represented 62.5%, 10.6% and 14.8% of net sales, respectively, for such periods.

     Research and development expenses increased $62.2 million in fiscal 1998 from fiscal 1997. We increased our level of expenditures as it focused its efforts on new production program qualifications using magnetoresistive head technology and on development of giant magnetoresistive head technology and products. In fiscal 1998, we made initial deliveries of giant magnetoresistive head evaluation units to customers that are targeted for products at the 6.4 gigabyte per 3.5 inch disk.

     Research and development expenses increased by $1.6 million in fiscal 1997 from 1996. We maintained our level of research and development investment during 1997, as engineering efforts shifted from advanced thin film technology development during the first half of the fiscal year to magnetoresistive head technology and production process development and the initiation of giant magnetoresistive head technology development.

     We continue to invest in advanced technology products and processes, but expect that expenditures generally will decrease on an absolute dollar basis during fiscal 1999 as magnetoresistive and giant magnetoresistive head technology and process development efforts result in product qualifications and shipments to customers.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses in absolute dollars were $6.5 million, $8.3 million and $6.5 million in fiscal 1998, 1997 and 1996, respectively. These expenses represented 3.5%, 1.7%, and 1.9% of net sales, respectively, for such periods. Selling, general and administrative expenses in 1996 were partially offset by a bad debt recovery of $0.5 million, related to a final payment of a 1990 bankruptcy settlement with a previous customer.

     VALUATION ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS: Our allowance for uncollectible accounts receivable at October 3, 1998, September 27, 1997 and September 28, 1996 was $0.9 million, $4.9 million and $0.8 million, respectively. Our allowance for uncollectible accounts receivable of $4.9 million at September 27, 1997 included a provision for customer bankruptcy of $4.2 million. On November 10, 1997, Singapore Technologies Pte Ltd. announced plans to shut down its subsidiary, Micropolis (S) Pte Ltd., one of our customers. As a result, we recorded the charge in the fourth quarter of fiscal 1997.

     RESTRUCTURING CHARGE: We recorded an $8.4 million restructuring charge in the first quarter of fiscal 1998. The charge was primarily related to the shut down of the Ireland facility, as part of a plan to consolidate foreign manufacturing operations. The shut down of the Ireland plant was completed in March 1998. Included in the charge was the write-down of certain tooling and equipment.

     TERMINATED MERGER COSTS: Terminated merger costs of $2.9 million for fiscal 1997 include legal and accounting fees, financial advisory fees and miscellaneous expenses related to the February 1997 proposed business combination with Read-Rite Corporation. On March 14, 1997, we announced the withdrawal of the proposal.

     INTEREST INCOME AND EXPENSE: Interest income was $5.9 million, $8.3 million and $4.2 million in fiscal 1998, 1997 and 1996, respectively. Interest income decreased $2.4 million in fiscal 1998 from fiscal 1997 due to investment of lower average cash balances. Interest income increased in fiscal 1997 from fiscal 1996 due to investment of higher average cash balances. Interest expense was $12.6 million, $12.3 million and $9.1 million in fiscal 1998, 1997 and 1996, respectively. Interest expense increased $0.3 million in fiscal 1998 from fiscal 1997 as we maintained similar average outstanding debt. Interest expense increased $3.2 million in fiscal 1997 for 1996 due to higher debt outstanding. This increase was primarily as a result of the issuance of $115.0 million 7% Convertible Subordinated Debentures due in 2006.

     OTHER INCOME (EXPENSE): Other expense was $1.5 million in fiscal 1998 compared to other income of $2.4 million and $2.0 million in fiscal 1997 and 1996, respectively. Other expense included $1.4 million in foreign exchange and net transaction losses compared to $2.1 million in net gains in fiscal 1997. Other income in fiscal 1996 included $1.3 million in final proceeds from the sale of our Tape Head business unit to Seagate and $0.5 million in foreign exchange and net transaction gains.

     PROVISION FOR INCOME TAXES: The fiscal 1998, 1997 and 1996 provision for income taxes included alternative minimum state and federal taxes and provision for foreign income taxes.

We have not provided U.S. federal income taxes on unremitted foreign earnings as we expect to permanently reinvest such earnings in foreign jurisdictions. In addition, we have minimal foreign tax credits available to offset the U.S. tax impact of repatriating foreign earnings. Accordingly, if such foreign earnings were repatriated to the U.S., these earnings would generally be taxed at the U.S. statutory rates.

We currently operate under a tax holiday in Malaysia. The tax holiday is effective through August 31, 2004. The Malaysian Industrial Development Authority has approved a "Common Pioneer" tax status for the subsequent five-year period whereby 70% of the Malaysian income would be exempt from taxes. We are continuing to negotiate with the Malaysian Authorities to improve the income exemption and extend the term.

When we utilize our remaining net operating loss carryforwards, future U.S. earnings will be taxed at the U.S. statutory rates less available tax credits.

LIQUIDITY AND CAPITAL RESOURCES

As of April 3, 1999, our cash and cash equivalents balance decreased to $20.2 million from $71.7 million at October 3, 1998. During the first half of fiscal 1999, we experienced a net use of cash in the amount of $66.6 million from operating activities, comprised primarily of the net effect of the following: i) $133.1 million due to net loss, which included $24.1 million of depreciation and amortization expense and a $28.7 million writeoff of purchase-in process technology; ii) $4.5 million charge related to the writedown of obsolete assets; iii) net decrease in the accounts receivable balance of $3.9 million; iv) decrease in inventories of $10.9 million and v) decrease in the accounts payable balance of $6.3 million.

During fiscal 1998, we completed the expansion of our production facilities in Goleta, California. We completed the second phase of the cleanroom expansion of the magnetoresistive head fabrication facility in the second quarter of fiscal 1998, however, due to lower than anticipated production volumes, the fabrication facility was not fully equipped. In the first half of fiscal 1999, we purchased manufacturing equipment totaling $6.7 million. In addition, we leased $3.3 million of production equipment through operating and capital leases with terms up to five years.

During the first half of fiscal 1999, net cash of $22.0 million was generated from financing activities, consisting primarily of increases in borrowings of $3.0 million, an $18.8 million investment related to the completion of a private placement and net proceeds from stock option exercises of $.2 million.

During the first half of fiscal 1999, we also increased our Malaysian borrowings to $62.4 million. All the credit facilities are callable on demand and have no termination date. Credit facilities with one bank, which have been in place since June 1990, are secured by our real property holdings in Malaysia and include certain covenants, which preclude us from granting liens and security interests in other assets in Malaysia. Credit facilities with four other banks, established by our Malaysian subsidiary during fiscal 1997 are unsecured. While the loan facilities have not been called, there is no assurance that the banks will continue to make this credit available. Should all or any significant portion of the Malaysian credit facilities become unavailable for any reason, we would need to pursue alternative financing sources. There is no assurance that such additional funds will be available to us or, if available, upon terms and conditions acceptable to us.
 Also included in total debt is $115.0 million of 7.0% Convertible Subordinated Debentures, due 2006.

We have secured an asset-based revolving line of credit from CIT Group/ Business Credit, Inc. that has been in place since January 1995. This line of credit provides for borrowings up to $35.0 million based on eligible trade receivables at various interest rates over a three-year term and is secured by trade receivables, inventories and certain other assets. In December 1997, we extended the line of credit to January, 2001. As of April 3, 1999, this line of credit was fully utilized. As of April 3, 1999, we were not in compliance with the financial covenants under this line of credit, but received notification from our lender waiving the area of non-compliance until June 30, 1999, and we expect to successfully renegotiate the terms of the covenants with the lender.

The recording disk head industry is capital intensive and requires significant expenditures for research and development in order to develop and take advantage of technological improvements and new technologies such as magnetoresistive head and giant magnetoresistive head products. In fiscal 1999, we plan approximately $35.0 million in capital expenditures, including equipment to be obtained through operating leases, primarily to continue development and production of magnetoresistive head and giant magnetoresistive head technologies and products and increase overall production capacity. Capital equipment purchase commitments totaled $6.7 million at April 3, 1999.

Our accounts receivable and inventory balances are currently heavily concentrated with one customer, Samsung. Sales to Samsung Electronics Co., Ltd. accounted for approximately 76% of our sales in the first half of fiscal 1999. We anticipate that Samsung will continue to represent one of our largest customers. Program qualifications are under way with several other customers that, if successful, will provide a broadened customer base. However, further consolidation of the disk drive industry may reduce the number of disk drive programs requiring our products and may increase credit risks for us due to the concentration of our customers.

We operate in a number of foreign countries. Purchases of certain supplies and certain labor costs are paid for in foreign currencies. We are not currently hedging against potential foreign exchange risk. Fluctuations of foreign currency to the dollar could have a significant effect on reported cash balances. The effect of foreign currency exchange rate changes was a decrease of $1.4 million in cash for the first half of both fiscal 1999 and 1998.

We continue to work with our customers to qualify on magnetoresistive head programs and believe we will receive qualification on our 4.3 gigabyte per
3.5 inch magnetoresistive head product and begin volume production shipments during the fourth quarter of fiscal 1999. However, as of June 1, 1999, we had not received qualification and did not have any sales backlog for our 4.3 gigabyte per 3.5 inch magnetoresistive head products. Our liquidity and ability to fund our operating and capital expenditure requirements during fiscal 1999 are heavily dependent on our ability to receive qualification and begin volume production of our magnetoresistive and giant magnetoresistive head products on a timely basis. Although we have completed our plant capacity expansion and conversion of our existing fabrication facilities to enable manufacturing of magnetoresistive and giant magnetoresistive heads and are devoting substantial engineering and manufacturing resources to these efforts, there can be no assurances that we will receive qualification and achieve planned production levels on a timely basis. If we are unable to achieve any of the factors on which the second half of fiscal 1999 liquidity depends on a timely basis and are unable to obtain adequate alternative financing, there will be a material adverse effect on our financial condition, competitive position and ability to continue as a going concern.

MARKET RISKS

We are exposed to market risks, which include changes in U.S. interest rates as well as changes in currency exchange rates as measured against the U.S. dollar. We do not actively hedge against these risks using derivative transactions. We manage our interest rate risk by maintaining a large portion of our debt on a fixed-rate basis. We attempt to manage our foreign currency exposure primarily by balancing monetary assets and liabilities and maintaining cash positions only at levels necessary for operating purposes. Our foreign currency denominated assets and liabilities are not significant. The Malaysian debt facilities are denominated in U.S. dollars. We use the U.S. dollar as the functional currency in Malaysia. Therefore, there is no current foreign currency transaction loss exposure associated with the Malaysian debt. The effect of foreign exchange transactions in foreign currencies is included in periodic income. The net foreign currency gain
(loss) was $(1.0) million and $(1.4) million for the six month period ended April 3, 1999 and April 4, 1998, respectively. The net foreign currency gain
(loss) was $(1.4) million, $2.1 million and $ .5 million for 1998, 1997 and 1996, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaces the presentation of primary earnings per share ("EPS") with the presentation of basic EPS. It also requires dual presentation of basic and fully diluted EPS on the face of the income statement for all entities with complex capital structures. This statement was adopted for our financial statements in the first quarter of fiscal 1998. The adoption of SFAS 128 did not have a material impact on our EPS disclosure.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way we report information about operating segments in annual financial statements and requires that we report selected information about operating segments in interim financial reports to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. It amends Financial Accounting Standards Board Statement No. 14, "Financial Reporting for Segments of a Business Enterprise", but retains the requirement to report information about major customers. It amends Financial Accounting Standards Board Statement No. 94 "Consolidation of All Majority-Owned Subsidiaries", to remove the special disclosure requirements for previously unconsolidated subsidiaries. This Statement will become effective for our financial statements in fiscal 1999.

YEAR 2000 COMPLIANCE

Many computer software programs, as well as hardware with embedded software, use a two-digit date field to track and refer to any given year. After, and in some cases prior to, January 1, 2000, these software and hardware systems will misinterpret the year "00," which will cause them to perform faulty calculations or shut down altogether. Notwithstanding the remedial efforts and third-party assurances discussed below, this Year 2000 problem may adversely affect our operations. We believe that our worst-case scenario would involve the inability of water and power utilities to deliver their products to one or more of our facilities. That, in turn, could result in a number of adverse consequences, including:

    - delayed or lost revenue;

    - diversion of resources;

    - damage to our reputation;

    - increased administrative and processing costs; and

    - liability to suppliers and/or customers.

Any one or a combination of these consequences could significantly disrupt our operations and have a material adverse effect on our operations and financial performance.

We began assessing the scope of our potential Year 2000 exposure both internally and among our suppliers and customers in 1997, and started implementing remedial measures soon thereafter. To date, our testing and assessment of Year 2000 compliance is approximately 85% complete, and our remediation efforts are approximately 60% complete. We will continue to test our software and hardware systems and modify and replace those systems as necessary. We expect to complete our internal assessment, testing, and remediation programs by September 1999. We are not separately accounting for the cost of performing these tasks. These costs are being accounted for as part of our normal operating budget. These costs have not had, nor do we expect them to have, a significant effect on our financial condition or results of operations.

We believe that these corrective measures will adequately address our potential Year 2000 problems. We cannot provide assurance, however, that we will discover and address every Year 2000 problem or that all of our corrective measures will be effective. To the extent that Year 2000 problems persist, we could experience the adverse consequences described above, some or all of which could be material.

We have worked, and will continue to work, with all of our vendors and suppliers to resolve any potential Year 2000 problems. However, we have no direct control over these third parties and we cannot assure you that third-party software and hardware systems will be timely converted. The failure of certain individual vendors or suppliers, or a combination of vendors or suppliers, to make their systems Year 2000 compliant could have a material adverse effect on our business and financial results.

We are currently developing a contingency plan that would enable us, in the event that our information systems experience Year 2000 problems, to function for a limited period without those systems. We are also developing a contingency plan to place a limited amount of finished goods on hand to enable us to continue revenue generation for a limited period in the event that our manufacturing capabilities are eliminated. We expect to finalize these plans in the fall of 1999.

                             FORWARD-LOOKING INFORMATION

When used in this prospectus, the words "believe", "estimate", "anticipate", "expect" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements, which include statements contained in the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this prospectus, are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. These factors include, but are not limited to:

     - successful transition to volume production of magnetoresistive and giant magnetoresistive head products with profitable yields;

     - the limited number of customers and customer changes in short range and long range plans;

     - competitive pricing pressures;

     - changes in business conditions affecting our financial position or results of operations which significantly increase our working capital needs;

     - our inability to generate or obtain sufficient capital to fund our working capital needs;

     - our ability to control inventory levels;

     - domestic and international competition in our product areas;

     - risks related to international transactions;

     - year 2000 issues; and

     - general economic risks and uncertainties.

                                       BUSINESS

GENERAL

     We were incorporated in California in 1957 and were reincorporated in Delaware in 1987.

     We presently operate in one industry segment, the design and manufacture of components for the computer peripheral industry, and we have one major product group, magnetic recording heads for hard disk drives which are used in computers.

     We are an independent manufacturer of magnetic recording heads for disk drives. We manufacture advanced inductive thin film head products and are in the process of qualifying our 4.3 gigabyte per 3.5 inch disk magnetoresistive head products, in each case, primarily to supply to manufacturers of 3.5 inch hard disk drives. Our products compete on the basis of:

     -    price;

     -    performance;

     -    quality; and

     -    availability.

     We have also begun development of giant magnetoresistance head technology, also intended for computer disk drives. See "Products" for a more detailed discussion of these products.

     Multimedia personal computers and high end computer applications such as internet and intranet network servers, workstations and mainframes are driving the continued demand for greater data storage capacity and performance. The market growth of notebook and sub-notebook computers has also increased demand for smaller disk drives. In fiscal 1998, the industry accelerated the shift from inductive thin film to magnetoresistive head technology due to requirements for greater data storage capacity and performance. Magnetoresistive heads, which generally permit greater storage capacities per disk and provide a higher rate of data transfer than thin film disk heads, now represent the largest segment of the recording head industry.

     The disk drive industry entered into a general slowdown late in the first quarter of fiscal 1998. Our largest customer at the time, Western Digital Corporation, sharply reduced its scheduled disk drive production as a reaction to the industry-wide hard disk drive oversupply. We experienced significant cancellations, production reschedules and price reductions as a result of the oversupply that impacted our revenue, operating and financial results throughout fiscal 1998. We were late to market with our 2.1, 2.8, and 3.4 gigabyte per 3.5 inch disk magnetoresistive head products. Magnetoresistive head shipments were therefore not a significant source of revenue in fiscal 1998. We expect to ship inductive thin film head products up to 2.1 gigabyte per 3.5 inch disk through the third quarter of fiscal 1999. During fiscal 1999, market conditions in the disk drive industry we serve were characterized by continued short product life cycles and intense competition. The industry product life cycle is currently running approximately nine to 12 months.

     We have reduced expenditures, including capital spending, in response to reductions in production schedules, in order to realign costs to the decreased level of our business. We also have shut down our manufacturing facility in Ireland in order to consolidate our foreign manufacturing operations. We recorded a pre-tax restructuring charge of $8.4 million (which included the write-down of certain tooling and equipment) during the first quarter of fiscal 1998, primarily related to the shutdown of the Ireland facility.

     We have focused our long-range growth strategy on magnetoresistive head and giant magnetoresistive head technologies. We believe that giant magnetoresistive heads, which ultimately afford greater performance advantages as compared to either thin film or magnetoresistive heads, represent the next important magnetic recording head technology.

DISK DRIVE INDUSTRY

     Hard disk drives are the predominant high capacity data storage device used in all classes of computers. Hard disk drives typically include one to ten disks onto and from which data is recorded and retrieved by two to 20 recording heads. These heads are positioned within a microinch, or less, on one or both sides of each disk. The head attached to a suspension device comprises a head gimbal assembly. Multiple head gimbal assemblies, joined together with other components, comprise a head stack assembly. We supply both head gimbal assemblies and head stack assemblies to disk drive manufacturers.

     Disk drive manufacturers are constantly developing higher capacity and higher performance products. Independent head suppliers, such as we, work with the disk drive manufacturers to develop customized head gimbal assemblies and head stack assemblies for each new disk drive program. Head suppliers seek to have their products specifically designed for a particular drive program, thus becoming a primary supplier to that program. Achieving primary supplier status usually offers a competitive advantage, generating higher internal yields and more favorable pricing, compared to entering the program later in its product life cycle.

     We experienced a sudden drop in the demand for our inductive thin film heads starting in the middle of our first fiscal quarter of 1998. This drop in demand was due in part to an overall softening in the disk drive industry, including a reduced demand for recording heads and in part due to a rapid industry wide adoption of magnetoresistive head technology. We were unable to respond to this shift and as a result failed to achieve qualification on several programs at the 2.8 and 3.4 gigabyte per 3.5 inch disk. We experienced a rapid sequential decline in revenue each quarter during fiscal 1998. The overall market demand for disk drives in the first half of fiscal 1999 improved as excess industry inventory that had been present for most of fiscal 1998 was reduced to normal levels.

     The disk drive industry is cyclical and historically has experienced periods of oversupply and reduced production levels, resulting in significantly reduced demand for disk heads, as well as pricing pressures. The effect of these cycles on suppliers, including us, has been magnified by hard disk drive manufacturers' practice of ordering components, including disk heads, in excess of their needs during periods of rapid growth, which increases the severity of the drop in the demand for components during periods of reduced growth or contraction.

     The disk drive industry is intensely competitive and largely dependent on sales to a limited number of major disk drive manufacturers. Our customer base is likely to remain highly concentrated, due to the small number of disk drive manufacturers requiring independent sources of supply for magnetic recording heads. Our customer base may become more concentrated if disk drive manufacturers that do not now have their own internal capabilities for designing and producing disk heads begin producing head components that can also be purchased from independent manufacturers. We believe that industry conditions and economic factors will, however, continue to create an environment in which disk drive manufacturers unable to produce their own magnetic recording heads will require, as their primary source of supply, independent suppliers of magnetic recording heads and in which drive manufacturers and systems companies capable of internally producing disc heads will require alternative sources of supply. The further consolidation or integration of one or more of our major customers with other disk drive or disk head firms could, however, have an adverse effect on our business. Such occurrences could potentially be offset by the entry of new manufacturers in the disk drive market. See "Competition" for further discussion.

PRODUCTS

     We qualified and made volume production shipments on new disk drive programs during fiscal 1998, which required inductive thin film products. We produce our inductive thin film products in volume for 3.5 inch disk drives to achieve data storage capacities of up to 2.1 gigabytes per 3.5 inch disk. However, this represents the last generation of inductive thin film products, as our product mix transitions to magnetoresistive head and giant magnetoresistive head technology during fiscal 1999.

     We continued to invest heavily in design, development and production of both magnetoresistive and giant magnetoresistive heads in fiscal 1998. We shipped prototype and qualification samples of magnetoresistive head products during fiscal 1998 to selected customers for drive applications with storage capacities of up to 4.5 gigabytes per 3.5 inch disk. During fiscal 1998, we also shipped our first samples of giant magnetoresistive heads, aimed at products with capacities of about 6.5 gigabytes per 3.5 inch disk. We anticipate that during fiscal 1999, we will achieve volume production of both magnetoresistive and giant magnetoresistive head products with these capacities. This will require our engineering and production resources to:

    - successfully meet their targeted design and process development plans;

    - achieve qualification on customer drive programs; and

    - execute the planned production.

Our failure to achieve volume production for magnetoresistive and giant magnetoresistive head products on a timely basis could have a material adverse effect on our financial results.

MANUFACTURING

Fabrication

     We manufacture magnetoresistive heads, giant magnetoresistive heads and thin film heads using a wafer fabrication process. This process involves photolithography, etching and plating technologies. We completed the second phase of our wafer fabrication facility expansion in Goleta, California in the first fiscal quarter of 1998. When fully equipped and tooled, the facility will have the capacity to produce over 300 magnetoresistive head and/or giant magnetoresistive head wafers per week.

     Completed wafers are sliced into rows containing between 29 and 44 heads per row. Rows are then shipped to our fabrication facility in Penang, Malaysia, where they are converted into individual heads. This process involves high precision technologies in order to allow the head to fly to within about one microinch above the disk surface. For magnetoresistive and giant magnetoresistive head products, a thin, hard carbon overcoat is deposited onto the surface of the head in order to improve the performance of the head/disk interface and to provide added protection for the magnetic elements of the head.

     All of the processes and the product yields derived directly from fabrication process discussed above will determine final production output and our revenue and profitability. New head designs typically require higher performance and place increasing demands on process technology. Our ability to execute depends on our ability to develop new processing technology, maintain control over our processes and move these new products into production volume in a timely and cost effective manner. Our development of new products involving magnetoresistive head and giant magnetoresistive head technologies will be critical to our future revenue.

     We believe that future demand for recording heads will continue to grow. To meet this demand, it will be critical that we increase wafer and head output. This increase will be dependent on our ability to generate the required capital funding. Our inability to obtain the required funds in sufficient amounts and at the required times could adversely affect our future revenues.

Assembly and Test

     We put together all of our head gimbal assemblies and head stack assemblies at facilities outside of the United States. Principal manufacturing sites are in Penang, Malaysia; Chung-Ju, South Korea; and Beijing, Peoples Republic of China.

     In our head gimbal assembly, wires are attached to the head and the head is then bonded to a stainless steel suspension. We then test the head's ability to read and write data. The head gimbal assemblies, along with the other components joined together as a headstack assembly, allows the heads to be positioned within the disk drive.

     We also maintain contractual relationships with unaffiliated parties that provide manufacturing space and contract labor in Korea, Malaysia, China and the Philippines. We plan on continuing such relationships in the future, as required by our production needs.

     We closed our Dublin, Ireland assembly plant in fiscal 1998 due to decreasing production volume. We terminated approximately 300 employees at the Ireland plant. We also terminated several subcontractor relationships. Other than the severance expenses of $2.9 million incurred in connection with the terminations, we incurred no material losses as a result of terminating the relationships with the sub-contractors.

     We have experienced a shortage of labor, from time to time, during periods of growth, that is directly related to the manufacture of our product. We anticipate, however, that existing manufacturing facilities and contract labor relationships will be adequate to meet our projected market and customer demand during fiscal 1999.

     Our foreign operations can be subject to risks associated with

         -currency exchange fluctuations;

         -government approvals;

         -political instability;

         -currency restrictions;

         -trade restrictions;

         -labor unrest; and

         -changes in tariff.

Our Korea facility was affected by a labor disruption in fiscal 1991, due to union activities. Production was impacted for approximately one quarter. Our experience indicates that these factors have not produced significant liability, but we cannot assure you that these factors will not impact our future operations.

     The head stack assembly business carries certain risks and demands in addition to those of the head gimbal assembly business. Among those risks are:

    - lower gross margins;

    - slower inventory turnover;

    - increased exposure to inventory obsolescence due to the larger number of parts required for a head stack assembly and the fact that each head stack assembly program requires unique components with long lead-time purchasing commitments; and

    - varying product life spans between different types of head stack assemblies.

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


We can provide no assurance that our head stack assembly operations will continue to be successful. The failure of those operations could have a material adverse effect on our business, operating results and financial condition. The cost of purchased components incorporated into our head stack assemblies represents a substantial percentage of the total cost of manufacturing such products. Our ability to maintain adequate margins in the face of constant price competition is principally a function of our ability to obtain price reductions from our vendors, to continuously improve manufacturing yields and to improve productivity. We anticipate lower manufacturing yields and higher costs during the initial production phase of magnetoresistive and giant magnetoresistive heads in comparison to inductive thin film heads, primarily due to the learning curve associated with the introduction of the newer technology. We expect our manufacturing yields to increase during fiscal 1999, as we continue to advance along the process learning curve as it relates to magnetoresistive and giant magnetoresistive head production. We can provide no assurance, however, that we will be able to achieve the component cost levels, manufacturing yields and productivity levels necessary to achieve profitability.

RESEARCH AND DEVELOPMENT

     We commit substantial resources to technology, product and process development in order to meet our customers' continuing demands for higher performance disk heads for successive generations of disk drive products. Our technology development activities relate to creating advances in the technology required for new product development and the development of production processes required in new product manufacturing. Our development activities focus on formulation of concepts, design and testing of new product alternatives and construction of prototypes. Development activities relating to advanced disk head products are performed at our Goleta, California location. We also have engineering and technical staff located at various production operations worldwide to provide manufacturing process and integration support.

     Our future success in achieving program qualifications depends heavily on the successful and timely completion of our product and process development efforts. While we are devoting substantial resources to these efforts, we can provide no assurance that we will realize satisfactory product and process development results. To the extent that we fail to do so, there could be an adverse effect on our operating results.

     Our recent research and development efforts have been primarily devoted to commercialization of magnetoresistive and giant magnetoresistive head technology products. Our research and development expenses were $114.7 million, $52.5 million and $50.9 million in fiscal years 1998, 1997 and 1996, respectively.

SOURCES OF SUPPLY

     We rely on Sumitomo Corporation as our sole supplier of raw wafers that are used to produce finished wafers for our thin film and magnetoresistive and giant magnetoresistive heads. We depend on multiple independent suppliers for other materials used in the manufacturing process. We purchase suspension assemblies from Hutchinson Technology, Incorporated and various other manufacturers. Although we have not experienced significant limitations on the availability of these materials, shortages could occur in the future. Material shortages could disrupt our production volume and have an adverse effect on our operations and financial results.

CUSTOMERS AND MARKETING

     Our customers in fiscal 1998 included, among others, Western Digital and Samsung Electronics Co., Ltd. During the first half of fiscal 1999 Samsung has been our principal customer.

     We sell our magnetic recording disk heads in the United States and foreign countries through our direct sales personnel, with the exception of Japan, where Hitachi Metals, Ltd. acts as our sales representative for products covered under a cross-license agreement with them.

     Western Digital represented approximately 20% of our net sales during the first half of fiscal 1999. During the first fiscal quarter of 1998, Western Digital announced expected lower revenues and profits for that quarter. We were then notified of significant reductions to our order backlog due to Western Digital's plan to substantially transition from thin film to magnetoresistive head production by the end of the third fiscal quarter of 1998. Western Digital's action was in response to disk drive oversupply in the industry and to increasing pricing pressures.

     Samsung represented approximately 76% of net sales during the first half of fiscal 1999. Samsung has been among the fastest growing suppliers of hard disk drives in 1998 and continues to manufacture drives based on magnetoresistive head technology. We anticipate that Samsung will phase out magnetoresistive heads in favor of giant magnetoresistive heads during calendar year 2000.

     Quantum Corporation and Matsushita Kotobuki Electronics Industries, Ltd. announced in October 1998 an agreement to dissolve the MKE-Quantum
Components LLC recording head joint venture and attempt to sell its U.S. operations. Matsushita Kotobuki Electronics Industries, Ltd. announced its intent to continue to make head gimbal assemblies and head stack assemblies in support of its drive production relationship with Quantum.

     We have begun our magnetoresistive and giant magnetoresistive head program qualifications with prospective new customers in order to increase the size of our customer base. Our ability to obtain new orders from customers depends on our ability to, among other things:

     - anticipate technological changes;

     - develop products to meet individualized customer requirements; and

     - achieve delivery of products that meet customer specifications at competitive prices.

The disk drive industry is also intensely competitive and disk drive manufacturers may quickly lose market share as a result of successful deployment of new technologies by their competitors. A significant reduction in orders or the loss of a major customer, which could occur for a variety of reasons, including bankruptcy, could have a material adverse effect on our future operating results. We can provide no assurance that disk drive companies will not continue to vertically integrate and acquire the ability to produce disk heads for their own use. Further consolidation of the disk drive industry may reduce the number of disk drive programs requiring our products and may increase our credit risks due to the concentration of our customers. We can provide no assurance that disk drive companies won't make their own heads or that consolidation within the disk drive industry will not have a material adverse effect on our future operating results.

     We believe that the most effective means of marketing and selling magnetic recording heads is by establishing close customer relationships at the engineering level, which permits technical collaboration with our customer and may result in our heads being designed for particular disk drives. Through our product planning and marketing efforts, we seek to identify those disk drive programs we believe will achieve high volume in order to concentrate our engineering resources on these programs.

     We cannot provide assurance, however, that we will be able to successfully design heads for particular disk drives on a sufficient number of the new disk drive programs that we are currently pursuing or that we expect to pursue. Further, after having achieved this position on any given customer program, we may experience difficulties in obtaining desired levels of production volumes on a timely basis. Our failure to secure and satisfactorily perform against orders for volume shipments of magnetoresistive and giant magnetoresistive heads could result in customer cancellations, reschedules and diversion of certain orders to our competitors. To the extent any significant orders for our magnetoresistive or giant magnetoresistive heads are canceled, rescheduled or diverted, such actions could have a material adverse effect on our operations. See "Disk Drive Industry" for further discussion.

COMPETITION

     We compete with other independent recording head suppliers, as well as disk drive companies and systems companies that produce magnetic recording heads used in their own products. Fujitsu, Ltd., Hitachi, Ltd., IBM and Seagate Technology, Inc. produce some or all disk heads for their own use. All of these companies have significantly greater financial, technical and marketing resources than do we.

     IBM has made its recording head products available in the original equipment manufacturers market to competing drive manufacturers. IBM expanded its disk drive and disk components business during 1997, including its magnetoresistive head technology, by selling to original equipment manufacturers. IBM has, historically, produced heads only for internal use. Our competitive position could be adversely affected if IBM continues to be successful in marketing its magnetoresistive and giant magnetoresistive head products at competitive prices. On April 30, 1998, Western Digital and IBM entered into a letter of intent for a broad-based hard drive component supply and technology licensing agreement. IBM plans to supply Western Digital with its giant magnetoresistive heads and other components for desktop hard drives. Western Digital introduced desktop hard drives based on IBM products and designs in the first quarter of calendar year 1999. The agreement does not, however, preclude other head suppliers, such as we, from competing on future non-IBM desktop programs at Western Digital.

     We believe that disk drive customers that are not vertically integrated continue to represent significant opportunities for sales of our disk head products. We also believe that certain vertically integrated companies will continue to rely on independent suppliers of disk head products as alternative sources of supply, or in some cases, as primary sources of supply for individual disk drive programs.

     Read-Rite Corporation has had substantially greater sales of disk head products than do we and has been one of our largest competitors among independent disk head manufacturers. Read-Rite and Sumitomo Metal Industries, Ltd. have a joint venture in Japan to make disk head wafers.

     Several large Japanese companies, each with considerably more resources than us, currently compete with us in the independent head market and they have had considerable success in gaining market share. Alps Electric Corporation, Ltd., TDK Corporation (and its SAE Magnetics, Ltd. subsidiary) and Yamaha Corporation continue to aggressively develop and market magnetic recording heads.

     Other independent magnetic recording head manufacturers that are shipping, or intend to ship, to original equipment manufacturers, include Headway Technologies, Inc., Silmag, Kaifa Technology, Inc. and Hitachi Metals Ltd.

     The principal competitive factors in the markets we address are:

     - price;

     - product performance;

     - quality;

     - product availability; and

     - responsiveness to customers and technological sophistication.

The disk head industry is intensely competitive and largely dependent on sales to a limited number of disk drive manufacturers. See "Customers" for further discussion.

BACKLOG

     Our backlog of open orders scheduled for delivery within six months at April 3, 1999, was approximately $3.9 million, compared to approximately $10.8 million at October 3, 1998. Backlog includes only firm orders for which the customers have released a specific purchase order and a specified delivery schedule. Backlog decreased as a result of failure to qualify on magnetoresistive head programs and rapid transition away from inductive thin film products.

     We receive purchase orders from our customers that express their intentions to purchase, at stated prices, certain quantities of products during a specified period, generally for three months or less. Orders are subject to rescheduling provisions which permit increases or decreases in volume of shipments during a specified period. We believe it is a common practice, at times of supply shortages, for disk drive manufacturers to place orders in excess of actual requirements. During periods of soft demand we have experienced cancellation and rescheduling of orders, reductions in quantities, shorter order lead time and repricing as customer requirements change.

     The contractual arrangements between us and most of our customers permit us to assert claims for cancellation costs and expenses. The resolution of these claims, however, often involves lengthy negotiations, resulting in a compromise arrangement in which, among other things, we and the customer may agree that the claimed amount to be paid is reduced or that we will continue to deliver and the customer will accept all or part of the canceled order over an extended period of time at reduced prices. Where we are unable to cover our cancellation exposure, we take a charge against current income. We have had no cancellation claims for the first half of fiscal 1999.

     In previous years, particularly those in which the disk drive industry was experiencing overcapacity and intense price competition, certain of our customers reduced order backlog, delayed shipment dates and requested extended payment terms and price concessions. These circumstances could continue to occur in future periods which could adversely affect our revenues and profitability. Our backlog may not be indicative of product shipments in any future period, given the factors discussed above.

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


EMPLOYEES

     We had approximately 3,020 employees as of June 1, 1999. Approximately 620 of our employees were located in California and approximately 2,400 were located in Asia. Our employees located in Korea are represented by a labor union, and our Korean operations have, from time to time in past years, been affected by labor disruptions and slow downs. We reduced employment in California and Asia by approximately 2,050 employees in response to our product transition from inductive thin film to magnetoresistive heads and our inability to qualify magnetoresistive head products on new customer programs in the first half of fiscal 1999.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     We regard elements of our manufacturing processes, product designs, and equipment as proprietary and seek to protect our proprietary rights through a combination of employee and third party nondisclosure agreements, internal procedures and patent protection. We have been issued a number of United States and foreign patents and have additional patent applications pending. We can offer no assurance that patents will be issued with respect to such applications or that any patents issued to us will protect our competitive position. We believe our competitive position is more dependent on the technological know-how and creative skills of our personnel than on patent rights.

     We and IBM hold cross licenses with respect to certain patents. These cross licenses do not include any patents filed by IBM after January 1, 1991, nor any patents filed by us after July 1, 1991.

     We and Hutchinson Technology, Incorporated entered into a Cross-License and Joint Research and Development Agreement, in November 1993, under which we and Hutchinson Technology hold licenses with respect to certain patents, concerning suspension assemblies, to make, use and sell these products. We entered into the Hutchinson Technology agreement to avoid possible future infringements, thereby reducing the prospects for disputes and litigation. See also "Sources of Supply."

     We and Hitachi Metals, Ltd. entered into a License and Technology Development Agreement in September 1992, under which Hitachi Metals, Ltd. received licenses to certain of our patents. This agreement also provides for joint ownership of jointly developed inventions, and we have several U.S. patents and pending patents jointly held with Hitachi Metals, Ltd.

     We and Seagate Technology, Inc. entered into a broad cross license in December, 1994, with respect to certain patents held by Seagate Technology, Inc. and us and with respect to certain future patents which may be issued on applications filed prior to December 10, 1999.

     We currently have several U.S. and foreign patents jointly held with NGK Insulators, Ltd.

     We believe that our success depends on the innovative skills and technological competence of our employees and upon proper protection of our intellectual properties. We have, from time to time, been notified of claims that we may be infringing patents owned by others. If it appears necessary or desirable, we may seek licenses under patents which we are allegedly infringing. Although patent holders commonly offer such licenses, we can offer no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to us. The failure to obtain a key patent license from a third party could cause us to incur substantial liabilities and/or to suspend the manufacture of the products using the patented invention.

ENVIRONMENTAL REGULATIONS AND WATER SUPPLY RESTRICTIONS

     We use certain hazardous chemicals in our manufacturing process and are subject to a variety of environmental and land use regulations related to the use, storage and disposal of these chemicals and the conduct of our manufacturing operations. We are required by State of California legislation to obtain permits for any treatment or transportation of materials considered to be hazardous wastes. Although we believe we will receive the necessary permits prior to the time required by this legislation, we can provide no assurance that such permits will be issued in a timely manner or at all. Our failure to comply with present or future regulations could subject us to liability or result in production suspension or delay. Environmental or land use regulations could also restrict our ability to expand our current production facilities or establish additional facilities in other locations, or could require us to acquire costly equipment, or to incur other significant expenses for compliance with environmental regulations or to clean up prior discharges. We are subject to water use regulations and we use a significant amount of water in our manufacturing process. Although to date we have been able to obtain sufficient water supplies without significantly increased costs, stricter water use regulations may be mandated and additional expenditures for water reclamation and conservation may be required.

     We have been identified as a potentially responsible party at a hazardous waste facility operated by the Omega Chemical Company in Whittier, California. We contracted with Omega Chemical for purposes of waste chemical disposal from 1987 to 1990. Omega Chemical was subsequently cited for stockpiling waste chemicals and for allowing leaking containers to contaminate their site. Omega Chemical has declared bankruptcy and a cleanup order was issued to us along with other customers of Omega. A site remediation plan is being prepared for submission to the U.S. Environmental Protection Agency. While the U.S. Environmental Protection Agency cannot predict how they will respond to the proposed remediation plan, it is expected that they will respond within the next two years.

     The California Regional Water Quality Control Board issued a clean up and abatement order to us on July 13, 1994 concerning property previously used and owned by us on Ward Drive in Goleta, California. The order required us to carry out an environmental study to determine the extent of contamination related to chemicals used by us at this site. This study involved taking a number of soil samples and sinking several test wells to test the ground water and monitor the water's condition over a twelve-month period. The soil sample work is complete and shows no metal or volatile organic compound contamination. Ground water samples show low levels of volatile organic compound contamination. These contaminants have either remained constant or declined in concentration over the past twelve-month period. The California Regional Water Quality Control Board has extended the monitoring requirements to an adjacent site and has required us to continue monitoring at a reduced sample frequency. Further testing indicates a slight increase in water contaminants and the California Regional Water Quality Control Board has required us to implement a remediation project. The schedule calls for pilot testing to be completed by December 1998 and full scale remediation to begin no later than April 1999.

     The Goleta environmental study and subsequent clean-up efforts are expected to cost us approximately $200,000. The monitoring phase of the activity will be completed in fiscal 1999 and is expected to cost us approximately $100,000. The clean-up phase will take an additional year and is estimated to cost us an additional $100,000.

RECENT DEVELOPMENTS

DAS Merger

     Effective February 11, 1999, through an Agreement and Plan of Merger, dated as of November 24, 1998 and amended and restated as of January 19, 1999, our wholly owned subsidiary combined with Das Devices, Inc., a Delaware corporation, in a merger transaction in which DAS became our wholly owned subsidiary. In connection with the merger:

- we issued to the holders of the common stock and preferred stock of DAS an aggregate of 12,775,122 shares of our common stock, constituting approximately 33% of our outstanding common stock after giving effect to the merger, but excluding the shares of common stock to be sold to certain investors following the merger; and

- we reserved 276,750 shares of our common stock for issuance upon exercise of options we granted in the merger.

     The merger was approved by the DAS stockholders on February 11, 1999. The number of shares of our common stock issued in the merger was determined through negotiations between our management and DAS management and was approved by each company's Board of Directors.

     Under the terms of a registration rights agreement with DAS, we agreed to register the shares for resale under the Securities Act of 1933 within 60 days following the effective time of the merger. We agreed to indemnify each holder of registered shares for any loss caused by a failure to disclose information or the disclosure of false information in the registration statement, as long as the loss is not based upon information provided by such holder. Each holder of shares included in the registration statement has agreed to indemnify us, any underwriter and each other holder for any loss caused by a failure to disclose information or the disclosure of false information in the registration statement in reliance on information provided to us by such holder. This prospectus has been prepared pursuant to the registration rights agreement.

Investor Group Private Placement

     We entered into a Securities Purchase Agreement on November 24, 1998, that was amended and restated as of January 19, 1999, with Sierra Ventures
VI, Watershed Partners, L.P., Watershed Cayman, L.L.C., Haussman Holdings, East River Ventures, L.L.C., JAFCO America Ventures, Inc. and The Chase Manhattan Bank as Trustee for First Plaza Group Trust. We sold to the investors 4,641,089 shares of our common stock in consideration of the payment to us of $18,750,000, on February 11, 1999, pursuant to the Securities Purchase Agreement. We agreed to register the shares for resale under the Securities Act of 1933 within 60 days of the date of sale under the terms of a registration rights agreement. The registration rights agreement contains indemnities similar to those in our registration rights agreement with DAS. The registration rights agreement also contains restrictions on the resale of our securities by the investors similar to those contained in the merger agreement. This prospectus has been prepared pursuant to the registration rights agreement.

MDT Sale

     We sold our subsidiary, Magnetic Data Technologies, LLC to Dubilier & Company on April 12, 1999. Magnetic Data Technologies, LLC is a leading provider of outsourced post-sales services to original equipment manufacturers of electronic components and systems. We realized a gain of approximately $25.9 million on the sale.

Kenilworth Exchange

     We entered into an Exchange Agreement with Kenilworth Partners II, L.P., a Delaware limited partnership, on May 10, 1999. Pursuant to the Exchange Agreement, we issued 6,000,000 shares of our common stock to Kenilworth Partners in exchange for 7% convertible subordinated debentures previously issued by us in the principal amount of $24,000,000. We also sold to Kenilworth Partners 250,000 shares of our Series
B convertible preferred stock for the sum of $25 million. Our Series B convertible preferred stock carries a 14% dividend rate, payable initially in additional shares of Series B convertible preferred stock. Kenilworth
Partners may be issued in-kind dividends up to an additional 127,767 shares of our Series B convertible preferred stock. The shares of Series B convertible preferred stock issued to Kenilworth Partners, together with the shares of that series issuable to it as in-kind dividends, are convertible into up to 7,028,224 shares of our common stock. We agreed under the terms of a registration rights agreement with Kenilworth Partners, to register for resale under the Securities Act of 1933 the shares of common stock issued to Kenilworth Partners and reserved for issuance upon conversion of the shares of Series B convertible preferred stock. The registration rights agreement contains indemnities similar to those in our registration rights agreement with DAS. The registration rights agreement also contains restrictions on the resale of our securities by Kenilworth Partners similar to those contained in the DAS merger agreement. This prospectus has been prepared pursuant to the registration rights agreement.

Cost Reduction Program

          We embarked upon a significant cost reduction program on May 11, 1999, in order to realign expenses in response to reduced projections in revenue and cash flow from operations for the balance of the 1999 calendar year. The reduced projections resulted in part from recent industry softness in demand for recording heads and from our being late to market with certain key products. We reduced our California workforce, as part of our cost reduction program, by approximately 35% by closing our Milpitas, California facility and by reducing our workforce in Goleta, California.

                                      PROPERTIES

     Certain information concerning our principal properties at June 1, 1999 is set forth below:



                                                                                                   SQUARE
     LOCATION                      TYPE                             PRINCIPAL USE                  FOOTAGE           OWNERSHIP
------------------      ---------------------------    -------------------------------------     -----------       ------------

 Goleta (Santa
 Barbara),              Headquarters, office, plant    Marketing and manufacturing, Research       217,000             Owned
 California......              and warehouse                      and engineering

 Penang,
 Malaysia........        Office, plant & warehouse                 Manufacturing                   208,000             Owned*

 Chung Ju,
 Korea............       Office, plant & warehouse                 Manufacturing                   293,000             Owned

 Republic of
 Singapore......                  Office                          Customer Support                   6,000             Leased


---------------------
*    Property held as collateral for Malaysian revolving credit facility.  See
     Note 6 to the Notes to our year-end consolidated financial statements included in this prospectus.

     We sold a building in Dassel, Minnesota on December 11, 1998, which was leased by us to the acquirer of a subsidiary which we previously sold.

     We sold the facility in Dublin, Ireland in April 1998, as part of our consolidation of our offshore facilities.

     We are offering for sale one facility in Chung Ju, Korea, comprising 93,000 square feet.

     We believe our existing manufacturing facilities are adequate to support customer requirements during fiscal 1999.

                                  LEGAL PROCEEDINGS

     On or about June 4, 1999, Comdisco, Inc., a company that leases equipment, filed a complaint against DAS Devices and Applied Magnetics in the California Superior Court for the County of Santa Clara, alleging various causes of action:

    - for recovery of personal property;

    - to set aside a fraudulent transfer;

    - to set aside a void transfer;

    - for damages for breach of lease;

    - for damages for breach of assumption agreement; and

    - for an accounting.

     The complaint alleges that DAS Devices breached a master equipment lease by failing to pay lease payments and that we breached our obligations to assume the obligations of DAS Devices under the lease. The complaint also alleges that we improperly transferred unique and proprietary magnetoresistive and giant magnetoresistive technologies from DAS Devices to us for inadequate consideration.

     Comdisco seeks to recover:

    - money damages, upon accelerating the obligations under the lease, of $5,144,948;

    - an order restraining us from using or transferring the DAS technologies;

    - interest; and

    - attorneys fees and costs of suit.

      We believe that we have valid defenses to the Comdisco claims and we intend to vigorously defend the suit. We cannot, however, assure you that we will prevail in this dispute. If Comdisco successfully prosecutes it claims against us, the resulting money damages and the restraint against our use of the DAS technologies could significantly harm our business and financial condition.

     We are also involved in various legal proceedings incident to the ordinary course of our business. We believe that the outcome of these pending legal proceedings will not, in the aggregate, have a material adverse effect on our business.

            SECURITY OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table contains certain information regarding beneficial ownership of our common stock as of June 1, 1999 by (i) each person that we know owns beneficially more than 5% of our common stock, (ii) each of our directors, (iii) our Chief Executive Officer and our two other most highly compensated executive officers and (iv) all of our directors and executive officers as a group:

                                            Shares Beneficially      Percent of
        Name                                        Owned               Class (1)
-----------------------                     --------------------     ----------

Non-Employee Directors:

Herbert M. Dwight, Jr.                            40,000 (2)              .1%

Harold R. Frank                                  308,906 (2) (3)          .6

Jerry E. Goldress                                 35,000 (2) (4)          .1

R.C. Mercure, Jr.                                 55,533 (2) (4)          .1


Executive Officers:

Craig D. Crisman                                 119,643 (5)              .3

John E. Foster                                    23,256 (6)               *

Peter T. Altavilla                                 7,858 (7)               *


Five Percent Stockholders:

Kenilworth Partners II LP                    11,323,663  (8)            21.6

The Chase Manhattan Bank, as
Trustee for First Plaza Group Trust           4,900,989  (9)            10.3

All Directors and Named Executive
Officers as a Group (seven persons)             590,196  (10)            1.2


 (1) Calculation is based upon the number of shares of our common stock outstanding on June 1, 1999 (41,736,741) plus the number of shares of our common stock issued to Kenilworth Partners II, L.P. on the effective date of this prospectus (6,000,000).

 (2) Includes, as to each of Messrs. Dwight and Mercure, and as to each of Messrs. Frank and Goldress, options, exercisable within 60 days, to purchase 40,000 shares and 35,000 shares, respectively, under our 1994 Non-Employee Directors' Stock Option Plan.

 (3) Does not include 233,807 shares held by Wilmington Trust Company, as sole Trustee under irrevocable trusts for three of Mr. Frank's grandchildren, as to all of which he disclaims any beneficial interest. Includes 1,558 shares held by Mr. Frank as custodian under the California Uniform Transfers to Minors Act, as to which shares he disclaims any beneficial interest. Includes options, exercisable within 60 days, to purchase 35,000 shares under the 1994 Non-Employee Directors' Stock Option Plan.

 (4) Includes options, exercisable within 60 days, to purchase 35,000 shares under our 1994 Directors' Plan. See "Certain Relationships and Related Transactions".

 (5) Includes currently exercisable options to purchase 119,643 shares to Mr. Crisman, pursuant to the arrangement between Grisanti, Galef & Goldress, Inc. and us. See "Certain Relationships and Related Transactions".

 (6) Includes options to purchase 19,681 shares exercisable within 60 days pursuant to options granted under employee stock option plans.

 (7) Includes options to purchase 5,000 shares exercisable within 60 days pursuant to options granted under employee stock option plans.

 (8) See Notes (7) and (8) to table presented under "Selling Stockholders".

 (9) See Note (2) to table presented under "Selling Stockholders".

(10) Includes options to purchase 294,324 shares exercisable within 60 days.

--------
* less than 1%

                                      MANAGEMENT

     The following table sets forth certain information concerning each of our directors and executive officers:


          Name            Age   Director Since         Position or Office
         ------           ---   --------------         ------------------
 Craig D. Crisman         57         1994           Chairman of the Board and
                                                     Chief Executive Officer

 John S. Foster           40          n/a            Chief Operating Officer

 Peter T. Altavilla       46          n/a           Corporate Controller and
                                                            Secretary

 Harold R. Frank          75         1957        Chairman Emeritus and Director

 Herbert M. Dwight, Jr.   69         1989                   Director

 Jerry E. Goldress        68         1995                   Director

 R.C. Mercure, Jr.        68         1982                   Director


     Mr. Crisman became our employee on August 1, 1994. Prior to that time, since 1981, he was a member in the consulting firm of Grisanti, Galef & Goldress, Inc. We engaged Grisanti, Galef & Goldress, Inc. on August
1, 1994, to provide crisis management and turnaround services to us. The turnaround engagement was determined to have been successfully completed on July 27, 1995. Mr. Crisman was elected our Chief Executive Officer and a Director on August 1, 1994, however; he was elected Chairman of the Board on November 3, 1995. During the five years preceding his appointment as Chief Executive Officer and a Director, Mr. Crisman was a partner of Grisanti, Galef & Goldress, Inc. In that capacity he had been engaged, as a crisis management consultant, in business turnaround assignments involving a number of different enterprises in various industries.

     Dr. Foster became our employee in 1993. He has served in a number of management positions for us, including Managing Director of our operation in Penang, Malaysia and our Vice President of Worldwide Operations. We appointed Dr. Foster as Chief Operating Officer on February 26, 1999. Dr. Foster has over 13 years of experience in the recording head industry. Dr. Foster holds a doctorate in Applied Physics from Stanford University.

     We have employed Mr. Altavilla since 1987. He served as Assistant Controller until August 1, 1994, when he was elected to his present position as Corporate Controller. Mr. Altavilla was elected Secretary on February 9, 1996.

     Mr. Frank, our founder, was named our Chairman Emeritus on November 3, 1995. He is also director of Circon Corporation, a producer of endoscopes and ultra miniature color video cameras for medical and industrial applications, Trust Company of the West, a financial institution, and Key Technology, Inc., a manufacturer of automated food processing systems.

     Mr. Dwight is, and for more than five years has been, Chairman of the Board of Directors of Optical Coating Laboratory, Inc., which is engaged in the design, development and production of precision optical thin film components.
He is also a director of Applied Materials, Inc., a wafer fabrication equipment manufacturer, and Advanced Fiber Communications, Inc., a company engaged in providing telecommunications systems for local access.

     Mr. Goldress is, and for more than five years has been, Chief Executive Officer of Grisanti, Galef & Goldress, Inc. Mr. Goldress is also a director of K2, Inc., a manufacturer of snow skis and fishing tackle. For additional information concerning the relationship between Grisanti, Galef & Goldress, Inc. and us see "Certain Relationships and Related Transactions".

     Dr. Mercure has since 1996 been Chairman and Chief Executive Officer of CDM Optics, Inc., a manufacturer of optical components and systems. Prior to 1996 he was Professor and Director of the Engineering Management Program at the University of Colorado at Boulder. Dr. Mercure has been our Director since 1982. He is also a director of Ball Corporation, a manufacturer of metal and plastic containers.


                               MANAGEMENT COMPENSATION

 SUMMARY COMPENSATION TABLE

     The following table shows, as to our Chief Executive Officer and our only other executive officer whose salary plus bonus exceeded $100,000 during the fiscal year ended October 3, 1998, information concerning compensation paid for services to us in all capacities during that fiscal year, as well as the total compensation paid to each such individual in each of our previous two fiscal years (if such person was the Chief Executive Officer or an executive officer, as the case may be, during any part of such fiscal year).


                Annual Compensation                                    Long term Compensation
  ------------------------------------------------      --------------------------------------------------
                                                                  Awards                     Payouts
                                                        ----------------------------  ---------------------
                                                         Other Annual    Restricted   Securities     LTIP
     Name and                                            Compensation      Stock      Underlying    Payout
 Principal Position      Year     Salary($)  Bonus($)      ($)(1)      Awards ($)(2)     Option      ($)(2)
 ------------------      ----     ---------  --------   -------------   ------------- ----------    -------
 Craig D. Crisman        1998     450,000           0       0            0            100,000         0
 Chief Executive         1997     422,500     431,809       0            0            200,000         0
 Officer                 1996     375,000     189,287       0            0            100,000         0

 Peter T. Altavilla      1998     138,316           0       0            0            30,000          0
 Controller and          1997     129,616      66,050       0           56,925        15,000          0
 Secretary               1996     115,866      40,431       0             0           10,000          0

(1) The value of perquisites, if any, fell below $50,000 or 10% of reported base salary and bonus for each executive.

(2) The restricted stock awards to Mr. Altavilla were issued under our 1989 Long Term Incentive Plan and are subject to restrictions under the 1989 Plan that, among other things, prohibit the sale or transfer of the common stock. Accordingly, awards under the 1989 Plan are considered restricted stock. These restrictions are automatically removed ten years following the date of the award provided the participant is still employed us. Restrictions may be removed earlier, if certain predetermined performance objectives are achieved. The shares awarded in 1997 were issued with restrictions to be lifted if Mr. Altavilla met certain performance objectives. An aggregate of 1,800 shares of common stock was awarded in 1997, valued at $56,925, and those shares are subject to restrictions under the terms of the 1989 Plan. The restrictions on 900 shares were lifted on January 2, 1998 and the aggregate value of these shares based on the closing price of the NYSE of $12.375 on such date was $11,130.

(3) Includes all stock options granted during the year. No Stock Appreciation Rights (SARs) were granted and no stock options were granted in tandem with any SARs.

     On August 1, 1995, we entered into an employment agreement with Mr. Crisman employing him as Chief Executive Officer and Chairman of the Board for a term ending on July 31, 2000. Under the terms of the employment agreement, as amended, Mr. Crisman receives a current base salary of $450,000 per year. Upon execution of the employment agreement Mr. Crisman received a grant of nonqualified options to purchase 300,000 shares of our common stock at the then fair market price of our common stock.

STOCK OPTION GRANTS AND EXERCISES

     The following tables set forth the stock options granted under our stock option plans to the executive officers named in the Summary Compensation Table, and the options exercised by them, during the fiscal year ended October 3, 1998.

     The Option/SAR Grant Table sets forth hypothetical gains for the options at the end of their respective ten-year terms, as calculated in accordance with the rules of the SEC. Each gain is based on an arbitrarily assumed annualized rate of compound appreciation of the market price of 5% and 10%, less the exercise price, from the date the option was granted to the end of the option term. Actual gains, if any, on option exercise are dependent on the future appreciation in value of our common stock which appreciation, if any, would benefit our stockholders as well as persons to whom options have been granted.

                          Options Grants in Fiscal 1998

                                                                                                         Potential Realizable
                                                                                                           Value at Assumed
                                                                                                            Annual Rates of
                                                                                                             Stock Price
                                             Percentage of Total                                           Appreciation for
                     Number of Securities  Options Granted to                                              Option Term($)(3)
                      Underlying Options    Employees in  Fiscal     Exercise Price                       ------------------
 Name                   Granted (#)                1998 (1)       Per Share ($/Sh)(2)   Expiration Date      5%        10%
-----                --------------------  ---------------------  -------------------   ---------------   -------    -------
 Craig D. Crisman          100,000                  8.1                  4.38         September 17, 2008   275,141    697,262

 Peter T. Altavilla         30,000                  2.4                  4.38         September 17, 2008    82,542    209,179

------------------------
(1)  We did not grant SARs in fiscal 1998.

(2) Options were granted in fiscal 1998 at fair market value and are exercisable in cumulative annual installments of 25% of the shares granted beginning one year after date of grant, and in all cases expire ten years from the grant date.

(3) Potential realizable value is based on an assumption that the price, of the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term.
     Potential realizable value is shown net of exercise price. These numbers are calculated based on the regulations promulgated by the SEC and do not reflect our estimate of future stock price growth.

                 Aggregated Option Exercises Fiscal 1998 and
                           Fiscal 1998 Option Value

                                                            Number of Securities
                                                           Underlying Unexercised                  In-the-Money-Options at
                                                          Options at October 3, 1998                    October 3, 1998
                                                      ------------------------------------    ------------------------------------
                        Shares
                       Acquired on      Value
Name                    Exercise (#)   Realized ($)   Exercisable (#)     Unexercisable (#)   Exercisable ($)     Unexercisable ($)
-------               --------------   ------------   ---------------     -----------------    --------------     -----------------
Craig D. Crisman           0                0             119,643           700,000               7,478                0
Peter T. Altavilla         0                0               5,000            56,250               1,563                0

----------------------
(1) Calculated on the basis of the closing price of our common stock on the New York Stock Exchange, $4.1875 per share, at October 2, 1998.

REMUNERATION OF DIRECTORS

     We paid Messrs. Dwight, Frank, Goldress and Dr. Mercure an annual retainer of $15,000 and $1,250 for each board meeting attended during the fiscal year ended October 3, 1998. Directors who are not otherwise employed by us, but who serve as members of the Audit or Compensation Committees are entitled to be paid $1,250 for attendance at meetings of such Committees if they occur on days other than on a regularly scheduled board meeting day. We do not compensate directors for meetings held by teleconferencing facilities. We reimburse directors for travel and accommodation expenses incurred in attending board and committee meetings.

     We granted options under our 1994 Non-Employee Directors' Stock Option Plan, which was approved by the stockholders at the 1994 annual meeting, to purchase 5,000 shares of common stock to each of Messrs. Dwight, Frank, Goldress and Dr. Mercure on March 2, 1998, at an exercise price of $11.6875 per share. Under the 1994 Non-Employee Directors' Stock Option Plan, so long as each person serves as a director, he will be granted an option to purchase 5,000 shares on March 1 of each subsequent year.

     The exercise price of each option granted under the 1994 Non-Employee Directors' Stock Option Plan is set at the fair market value of the common stock on the date of grant. If the common stock is listed on a stock exchange, fair market value will be the closing price of the common stock on such exchange on the date of grant. If, however, the date of grant falls on a day when such exchange is not open for the trading, the fair market value will be set at the closing price of the common stock on such exchange on the first trading day immediately following the date of grant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We entered into an agreement with Grisanti, Galef & Goldress, Inc. on August 1, 1994, pursuant to which we retained it to provide crisis management and turnaround services. Mr. Crisman was the principal consultant assigned by Grisanti, Galef & Goldress, Inc. to perform these services and was appointed to serve as our Chief Executive Officer. Pursuant to the terms of the Grisanti, Galef & Goldress, Inc. agreement, we paid Grisanti, Galef & Goldress, Inc. a monthly fee of $70,000 plus expenses through May 1995. The monthly fee was reduced to $55,000 effective June 1995 for the services of Mr. Crisman and any other consultants assigned by Grisanti, Galef & Goldress, Inc. to provide services to us. In July 1995, we concluded that the turnaround engagement of Grisanti, Galef & Goldress, Inc. had been successfully completed, and the agreement with Grisanti, Galef & Goldress, Inc. was then terminated. We paid a total of $140,000 and $680,000 in consulting fees to Grisanti, Galef & Goldress, Inc. in fiscal 1994 and fiscal 1995, respectively.

     We granted an option, in December 1994, to Grisanti, Galef & Goldress, Inc. Equity Partners, a partnership comprised in part of members of Grisanti, Galef & Goldress, Inc., to purchase 250,000 Shares of common stock at the then market price of $4.125 per share as a success fee. At approximately the same time, the Grisanti, Galef & Goldress, Inc. options were assigned to the individual partners of Grisanti, Galef & Goldress, Inc. Equity Partners, including Messrs. Goldress, Crisman and Brian Stone. The options are nonqualified options which are currently exercisable and the shares issuable upon exercise of these options have been registered under the Securities Act of 1933, as amended, on Form S-3.

     We hired Mr. Crisman as Chief Executive Officer following the termination of the Grisanti, Galef & Goldress, Inc. Agreement on August 1, 1995. On November 3, 1995, he was elected Chairman of the Board. Pursuant to our agreement with Grisanti, Galef & Goldress, Inc. we paid to it a recruiting fee of $131,250 upon the employment of Mr. Crisman and $50,802 during fiscal 1996.

     In March, 1996, Magnetic Data Technologies, Inc., one of our subsidiaries, (formerly "Delta Bravo, Inc.") engaged the services of Brian R. Stone, a Grisanti, Galef & Goldress, Inc. consultant, and formerly our Acting Chief Financial Officer, as Chief Executive Officer of Magnetic Data Technologies, Inc. In accordance with that engagement, Magnetic Data Technologies, Inc. paid to Grisanti, Galef & Goldress, Inc. a monthly fee of $35,000. Magnetic Data Technologies, Inc. paid a total of $245,000 and $420,000 in consulting fees to Grisanti, Galef & Goldress, Inc. in fiscal 1996 and fiscal 1997, respectively. Grisanti, Galef & Goldress, Inc., received a success fee based upon a percentage of the cash proceeds to us resulting from the operations of Magnetic Data Technologies, Inc. and its subsidiaries and from their sale to Dubilier & Company.

     Jerry E. Goldress, Chief Executive Officer and the majority shareholder of Grisanti, Galef & Goldress, Inc., was elected to our Board of Directors on November 3, 1995.

SEVERANCE AGREEMENTS

     We have entered into severance agreements with certain of our executive officers and key employees, including the executive officers shown in the Summary Compensation Table.

     These agreements are intended to provide for continuity of management in the event of a change in the control of our Company. The agreements provide that covered executive officers and key employees could be entitled to certain severance benefits following a change in the control of our company. If, following a change in control, we terminate the executive officer or key employee is terminated by us for any reason, other than for disability or for cause, or if such executive officer or key employee terminates his or her employment for good reason (as this term is defined in the agreements), then the executive officer or key employee is entitled to a severance payment that will be the executive's or key employee's base amount for a period of twelve months, as defined in the agreements. The severance payment generally is made in the form of a lump sum.

     The agreements are effective for a period of three years after a change in control occurs. Under the severance agreements, a change in control would include any of the following events:

- any "person", as defined in the Securities Exchange Act of 1934, as amended, acquires 20 percent or more of our voting securities;

-    a majority of our directors are replaced during a two-year period; or

- shareholders approve certain mergers, a liquidation, or sale of our assets.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consisted of Messrs. Dwight, Frank and Goldress during fiscal year 1998. Mr. Frank was our employee and an officer until November 3, 1995, when he retired. Mr. Dwight and Mr. Goldress have never been officers or employees of us or any of our subsidiaries. Mr. Goldress, Chief Executive Officer of Grisanti, Galef & Goldress, Inc., was appointed to the Board of Directors on November 3, 1995. He was elected to the Board at the 1996 annual meeting of stockholders. See "Certain Relationships and Related Transactions."

                                 SELLING STOCKHOLDERS

     The following table provides information as to the shares of our common stock owned beneficially by the selling stockholders as of June 1, 1999, the number of shares to be sold by the selling stockholders and the number of shares which will be owned by the selling stockholders after the offering.


                                            NUMBER OF BENEFICIALLY
                                              OWNED SHARES PRIOR          NUMBER OF            SHARES
                                                TO OFFERING(1)          SHARES TO BE        BENEFICIALLY
     NAME OF SELLING                        ----------------------       OFFERED FOR         OWNED AFTER
       STOCKHOLDER                            NUMBER      PERCENT          RESALE             OFFERING(1)
     --------------                         ---------    ---------      --------------      --------------
 The Chase Manhattan Bank, as Trustee         4,900,989     10.27%       4,900,939               0
 for First Plaza Group Trust (2) (3)

 Watershed Partners, L.P.  (3)                  299,505       *            299,505               0

 Watershed Cayman, Ltd. (3)                     299,505       *            299,505               0

 JAFCO America Ventures, Inc. (3)               955,445     2.00%          955,445               0

 Zaccaria, Bert L. (4)(5)                       204,761       *            204,761               0

 Cassin, Brendan Joseph and Isabel B.,          186,872       *             186,872               0
 Trustees of the Cassin Family Trust
 U/D/T dated January 31, 1996 (5)

 Donald L. Lucas Profit Sharing Trust            65,815       *             65,815                0
 DTD 1-1-84 (5)

 Lucas, Richard M. Cancer Foundation             52,619       *             52,619                0
 (5)


                                            NUMBER OF BENEFICIALLY
                                              OWNED SHARES PRIOR           NUMBER OF             SHARES
                                                TO OFFERING(1)           SHARES TO BE        BENEFICIALLY
     NAME OF SELLING                        ----------------------        OFFERED FOR         OWNED AFTER
       STOCKHOLDER                            NUMBER      PERCENT           RESALE            OFFERING(1)
     --------------                         ---------    ---------      --------------      --------------
 Donald L. Lucas, Trustee, Donald L.             13,196       *             13,196                0
 Lucas and Lygia S. Lucas Trust DTD
 12/3/84 (5)

 Viko Technology, Inc. (5)                       35,189       *             35,189                0

 Patel, Pinakin R., Trustee of the               17,594       *             17,594                0
 Pinakin R. and Kalpana P. Patel
 Trust, January 13, 1986 (5)

 Kitrosser, Steven P. (5)                         4,486       *              4,486                0

 Teal, Robert G. (5)                              5,383       *              5,383                0

 Davis, Joseph (5)                                1,759       *              1,759                0

 Frontline Partners, L.P. (5)                   175,948       *            175,948                0

 Comdisco (5)                                    33,824       *             33,824                0

 Venture Lending & Leasing Inc. (5)              12,725       *             12,725                0

 Victory Ventures LLC (5)                       323,407       *            323,407                0

 Jacobson, Crystalynn (5)                            29       *                 29                0

 Raza, S. Atiq (5)                               52,756       *             52,756                0

 Equities Holdings LLC (5)                       26,199       *             26,199                0

 Sierra Ventures VI (4) (5)                   1,747,818     3.66%        1,747,818                0

 SV Associates VI (5)                           167,233      *             167,233                0

 AK Investments, Inc. (5)                       351,920       *            351,920                0

 RWI Group II, L.P. (5)                         213,862       *            213,862                0

 CitiCorp (5)                                   958,279     2.01%          958,279                0

 Das, Shyam C. (5)                                   95       *                 95                0

 Northlea Partners, Ltd. (5)                      3,985       *              3,985                0

 Levy, Leonard, Smith Barney, Inc. (5)            1,112       *              1,112                0
 Custodian FBO (5)

 Goel, Prabhaker as Custodian for                17,596       *             17,596                0
 Prakrati Goel (5)

 Goel Foundation (5)                             17,596       *             17,596                0

 Adkisson, James (5)                              4,399       *              4,399                0


                                            NUMBER OF BENEFICIALLY
                                              OWNED SHARES PRIOR          NUMBER OF             SHARES
                                                TO OFFERING(1)          SHARES TO BE        BENEFICIALLY
     NAME OF SELLING                        ----------------------       OFFERED FOR         OWNED AFTER
       STOCKHOLDER                            NUMBER      PERCENT           RESALE            OFFERING(1)
     --------------                         ---------    ---------      --------------      --------------
 Enguehard, Barre (5)                             8,798       *              8,798               0

 East River Ventures, L.P. (4) (5)              950,930     1.99%          950,930               0

 Chisholm Private Capital Partners,             485,294     1.02%          485,294               0
 L.P. (5)

 Popular Profile Sdn. Bhd. (5)                  175,960       *            175,960               0

 Carozza, Anna and Dary (5)                       1,935       *              1,935               0

 Dewis, Joan (5)                                  2,551       *              2,551               0

 Vitiello, Salvatore J. (5)                       2,199       *              2,199               0

 Lautman, William (5)                            17,595       *             17,595               0

 Lindgren, Alicia B. (5)                          4,231       *             4,2231               0

 DeMarco, Christopher (5)                         2,639       *              2,639               0

 Petillo, John (5)                                8,798       *              8,798               0

 M3 Partners, L.C. (5)                           70,384       *             70,384               0

 Newman, Harold J., Newberger &                  35,192       *             35,192               0
 Berman, LLC, Custodian FBO, IRA
 Rollover (5)

 Newman Harold J. (5)                            52,788       *             52,788               0

 M3 Partners L.C. (5)                             4,961       *              4,961               0

 Bailey, Clarke H. (5)                            3,416       *              3,416               0

 Egan, Robert L. (5)                              3,416       *              3,416               0

 Rawn, Stanley R. (5)                             3,416       *              3,416               0

 Hackett, Melinda, Trust FBO (5)                  1,240       *              1,240               0

 Pascal, Donald T. (5)                            5,639       *              5,639               0

 Lowenberg, Jonathan M. (5)                         496       *                496               0

 Doykos, James (5)                                  496       *                496               0

 Chorske, Michael W. (5)                            496       *                496               0

 Hackett, Montague III, Trust FBO (5)             1,240       *              1,240               0

 Rubin, Donald (5)                                6,269       *              6,269               0


                                            NUMBER OF BENEFICIALLY
                                              OWNED SHARES PRIOR          NUMBER OF             SHARES
                                                TO OFFERING(1)          SHARES TO BE        BENEFICIALLY
     NAME OF SELLING                        ----------------------       OFFERED FOR         OWNED AFTER
       STOCKHOLDER                            NUMBER      PERCENT           RESALE            OFFERING(1)
     --------------                         ---------    ---------      --------------      --------------
 Martin, Neil P. (5)                              1,759       *              1,759               0

 Martin, Herbert J. (5)                          17,596       *             17,596               0

 Lehman Brothers MBG Venture Capital             15,234       *             15,234               0
 Partners 1997 L.P. (5)

 LBI Group Inc.   (5)                           232,422       *            232,422               0

 Walter A. Carozza (5)                            3,519       *              3,519               0

 Aragon Fondkommission AB (5)                   175,963       *            175,963               0

 Brewin Nominees Limited  (5)                     7,037       *             7,037                0

 Gerlach & Co (5)                                43,999       *             43,999               0

 Banque Edouard Constant SA (5)                  52,788       *             52,788               0

 Task Holdings Limited (5)                      175,963       *            175,963               0

 DAHLM Partners (5)                              21,995       *             21,995               0

 English, Robert D. (5)                          17,595       *             17,595               0

 Hart, Larry (5)                                    924       *                924               0

 KTS Partners LLC (5)                           351,926       *            351,926               0

 Lockwood, Christopher J. (5)                    17,595       *             17,595               0

 Price, D. Miles (5)                             17,595       *             17,595               0

 Strauss, Peter (5)                              26,394       *             26,394               0

 Whittier Ventures LLC (5)                      175,963       *            175,963               0

 Berlin, Howard R. (5)                           35,192       *             35,192               0

 Paduano, Daniel P. (5)                          35,192       *             35,192               0

 JAFCO Co., Ltd. (5)                            175,963       *            175,963               0

 JAFCO R-3 Investment Enterprise                120,523       *            120,523               0
 Partnership (5)

 JAFCO JS-3 Investment Enterprise                72,313       *             72,313               0
 Partnership (5)

 JAFCO G-6(A) Investment Enterprise             108,470       *            108,470               0
 Partnership (5)


                                            NUMBER OF BENEFICIALLY
                                              OWNED SHARES PRIOR          NUMBER OF             SHARES
                                                TO OFFERING(1)          SHARES TO BE        BENEFICIALLY
     NAME OF SELLING                        ----------------------       OFFERED FOR         OWNED AFTER
       STOCKHOLDER                            NUMBER      PERCENT           RESALE            OFFERING(1)
     --------------                         ---------    ---------      --------------      --------------
 JAFCO G-6(B) Investment Enterprise             108,470       *            108,470               0
 Partnership (5)

 JAFCO G-7(A) Investment Enterprise             147,038       *            147,038               0
 Partnership (5)

 JAFCO G-7(B) Investment Enterprise             147,038       *            147,038               0
 Partnership (5)

 U.S. Information Technology No. 2              527,890       *            527,890               0
 Investment Enterprise Partnership (5)

 Flinn, Lawrence Jr. (5)                        175,963       *            175,963               0

 Yorkton Securities Inc. in trust for            68,625       *             68,625               0
 Valeo Limited (5)

 Falore, David J. (5)                             1,759       *              1,759               0

 Falore, Joseph M. (5)                            1,759      *               1,759               0

 Schaltz, Gerald and Sharon A.,                   1,759       *              1,759               0
 Trustees Shaltz Family Trust, DTD
 1/12/98 (5)

 Rush & Co. (5)                                  19,356       *             19,356               0

 Lehman Brothers MBG Ventures Capital               577       *                577               0
 Partners 1998 (A) L.P. (5)

 Lehman Brothers MBG Ventures Capital                10       *                 10               0
 Partners 1998 (B) L.P. (5)

 Lehman Brothers MBG Venture Capital                 65                         65               0
 Partners 1998 (C) L.P. (5)

 M.I.S. VC Partners, L.P. (5)                   615,870     1.29%          615,870               0

 Mitchel G. Underseth (5)                        69,307       *             74,257             0.00

 ORYX Technology Corp. (5)                       54,455       *             54,455               0

 Kenilworth Partners II LP (6)               11,323,663    23.72%       13,028,224 (7)      672,500 (8)

-----------------

     (1) The calculation of shares of our common stock beneficially owned was determined in accordance with Rule 13d-3 of the Exchange Act and assumes that the selling stockholder has not acquired shares of our common stock subsequent to the transactions referred to in Note (3),
          (5) or (7), as applicable. The calculation of percentage is based upon the number of shares of our common stock outstanding on June 1, 1999 (41,736,741) plus the number of shares of our common stock issued to Kenilworth Partners II, L.P. on the effective date of this prospectus (6,000,000).

     (2) The Chase Manhattan Bank acts as the Trustee for the First Plaza Group Trust a trust under and for the benefit of certain employee benefit plans of General Motors Corporation and its subsidiaries. The address of the Trust is c/o The Chase Manhattan Bank, as Trustee for First Plaza Group Trust, 4 Chase Metrotech Center, Brooklyn, New York 11245. These shares may be considered to be owned beneficially by General Motors Investment Management Corporation a wholly owned subsidiary of General Motors Corporation. General Motors Investment Management Corporation's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of General Motors Corporation and its subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of General Motors Corporation and associated entities. General Motors Investment Management Corporation is serving as the Trust's Investment manager with respect to these shares and in that capacity has sole power to direct the Trustee as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of these shares by the Trustee is disclaimed. The address of General Motors Investment Management Corporation is 767 Fifth Avenue, New York, New York 10153.

     (3) Indicates the selling stockholder purchased its shares under the Securities Purchase Agreement. See "Recent Developments - Investor Group Private Placement".

     (4) Mr. Zaccaria became a member of our Board of Directors on February 26, 1999. He resigned as a director on May 12, 1999.

     (5) Indicates the selling stockholder received its shares in the DAS merger. See "Recent Developments - DAS Merger".

     (6) By virtue of his position as managing member of the general partner of Kenilworth Partners II, L.P., Jeffrey Parket may be deemed to beneficially own the shares held by Kenilworth Partners II, L.P. The address of Kenilworth Partners II, L.P. and Mr. Parket is
          40 Cuttermill Road, Suite 308, Great Neck, New York 11021. Kenilworth Partners II, L.P. and Mr. Parket each claim sole power to vote and dispose of the shares.

     (7) Consisting of 6,000,000 shares of our common stock purchased under the Kenilworth Exchange Agreement, 4,651,163 shares of our common stock into which the Series B convertible preferred stock purchased under the Kenilworth Exchange Agreement are convertible and 2,777,061 shares of our common stock into which the shares of our Series B convertible preferred stock that may be issued as dividends on the purchased preferred are convertible. See "Recent Developments--Kenilworth Exchange".

     (8) Consisting of shares of our common stock purchased by Kenilworth Partners II, L.P. in the public market.


     Our registration of the shares included in this prospectus does not necessarily mean that the selling stockholders will decide to sell any of the shares offered by this prospectus. The shares covered by this prospectus may be sold from time to time by the selling stockholders so long as this prospectus remains in effect; provided, however, that the selling stockholders are first required to contact us to confirm that this prospectus is in effect.

                             DESCRIPTION OF COMMON STOCK

     Each holder of our common stock is entitled to one vote per share held of record on each matter submitted to stockholders. Cumulative voting for the election of directors is not permitted, and the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors.


     Holders of record of shares of our common stock are entitled to receive ratably dividends when and if declared by the Board of Directors out of funds of legally available for dividends. In the event of a voluntary or involuntary winding up or dissolution, liquidation or partial liquidation, holders of the common stock are entitled to participate ratably in any distribution of our assets.

     Holders of the common stock have no conversion, redemption or preemptive rights. All outstanding shares of the common stock are validly issued, fully paid and nonassessible.

                         ANTI-TAKEOVER EFFECT OF RIGHTS PLAN

          We have in place a rights plan. The plan is designed to deter a non-negotiated takeover of us, by causing substantial dilution to a person who attempts to so acquire us. The following is a summary of the rights plan and is qualified by reference to the Amended and Restated Rights Agreement dated as of October 28, 1998 between us and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which sets forth the terms and conditions of the rights plan.

          The rights are not exercisable and are not transferable apart from the shares to which they are attached until the earlier of a public announcement that, without our prior consent:

      - a person or group of related persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our common stock; or

      - ten days (unless extended by our Board of Directors) following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group of related persons becoming an Acquiring Person.

         Each right, when exercisable, will entitle its holder to purchase from us one one-hundredth of a share of a new series of preferred stock, designated as Series A participating preferred stock, $.10 par value, at a price of $20 per share. Each shares of Series A participating preferred stock will be entitled to:

      - a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of common stock, but in no event less than $1.00;

      - a preferred liquidation payment in the event of liquidation of our company, in an amount equal to the greater of 100 times $20 or 100 times the payment made per each share of common stock;

      -  100 votes, voting together with the shares of common stock; and

      - 100 times the amount and type of consideration received per share of our common stock, in the event of a merger or other transaction in which shares of our common stock are exchanged.

         If, after the rights become exercisable, we are involved in a merger or other business combination transaction in which our common stock is exchanged or changed or we sell 50% or more of our assets or earning power, each right then outstanding (other than rights held by the Acquiring Person) would become a right to buy that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the rights. In the event that an Acquiring Person becomes such (unless pursuant to a tender offer or exchange offer for all outstanding shares of our common stock at a price and on terms determined by at least a majority of the members of our Board of Directors who are not officers of the Company to be both adequate and otherwise in the best interests of our company and its stockholders (a "Permitted Offer")), each holder of a right (other than the Acquiring Person) will for a 60 day period thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right (such right being called the "Subscription Right").

          We may redeem the rights at a price of $.01 per right at any time prior to a person becoming an Acquiring Person. We also may redeem the rights at a price of $.01 per right after a person becomes an Acquiring Person, but only if such redemption is incidental to a merger or other business combination transaction involving us and anyone but an Acquiring Person or if such redemption is following an event giving rise to, and the expiration of the exercise period for, the Subscription Right and for as long as an Acquiring Person beneficially owns less than 20% of our common stock.

          The rights expire on the earliest of:

      -  November 4, 2008;

      - consummation of a merger transaction with a person or group who acquired shares of our common stock pursuant to a Permitted Offer, and is offering in the merger the same price per share and form of consideration paid in the Permitted Offer; or

      -  redemption by us as described above.

                             PLAN OF DISTRIBUTION

     Neither we nor the selling stockholders have employed an underwriter for the sale of common stock by the selling stockholders. We will pay all expenses, other than broker or dealer discounts and commissions, stock transfer taxes and the fees and disbursements of separate counsel, if any, retained by the shareholders, associated with the sale of the common stock. The securities covered by this prospectus may be sold by or for the account of the selling stockholders pursuant to this prospectus or pursuant to Rule 144 under the Securities Act.

     The selling stockholders may offer their shares of common stock directly or through pledgees, donees, transferees or other successors in interest at various times in one or more of the following transactions, which may include block sales:

     - on any stock exchange on which the shares of common stock may be listed at the time of sale, either through a broker or otherwise;

     -    in negotiated transactions;

     -    in the over-the-counter market;

     -    in a combination of any of the above transactions; or

     -    through any other available market transaction.

     The selling stockholders may offer their shares of common stock at any of the following prices:

     -    fixed prices which may be changed;

     -    market prices prevailing at the time of sale;

     -    prices related to such prevailing market prices; or

     -    at negotiated prices.

     If required by law, we will add a supplement to this prospectus to disclose the specific shares to be sold, the names of the selling stockholders, the public offering prices of the shares to be sold, the names of any broker or dealer employed by the selling stockholders in connection with such sale, and any applicable commission or discount with respect to a particular offer.

     The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both.

     Any broker-dealer acquiring common stock from the selling stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the New York Stock Exchange or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The selling stockholders and any broker-dealers that act in connection with the sale of the common stock might be deemed to be "underwriters" pursuant to Section 2(11) of the Securities Act; any commissions received by them and any profit on the resale of shares as principals might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any such commissions, as well as other expenses incurred by the selling stockholders and applicable transfer taxes, are payable by the selling stockholders. In addition, the selling stockholders may be subject to applicable provisions of Regulation M under the Exchange Act of 1934, which may limit the timing of the purchases and sales of shares of common stock by the selling stockholders.

     We have not registered or qualified offers and sales of shares of the common stock under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the selling stockholders will offer and sell their shares of common stock in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling stockholders may not offer or sell shares of common stock unless we have registered or qualified the shares for sale in such states or we have complied with an available exemption from registration or qualification.

                                    LEGAL MATTERS

     The validity of the shares of common stock being offered by this prospectus has been passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California.

                                       EXPERTS

     The audited consolidated financial statements and schedules of Applied Magnetics Corporation included or incorporated by reference in this prospectus and elsewhere have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect to such audited consolidated financial statements and schedules, and are included in this prospectus in reliance upon their authority as experts in giving the indicated report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding Applied Magnetics Corporation's ability to continue as a going concern as discussed in Note 1 to the financial statements.

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


APPLIED MAGNETICS CORPORATION

   Report of Independent Public Accountants ............................... F-2

   Consolidated Balance Sheets as of October 3, 1998 and
     September 27, 1997 ................................................... F-3

   Consolidated Statements of Operations for the years ended
     October 3, 1998, September 27, 1997 and September 28, 1996 ........... F-4

   Consolidated Statements of Shareholders' Investment ..................... F-5

   Consolidated Statements of Cash Flows for the years ended
     October 3, 1998, September 27, 1997 and September 28, 1996 ........... F-6

   Notes to Consolidated Financial Statements ............................. F-7

   Unaudited Condensed Consolidated Balance Sheets as of April 4, 1998.....F-27

   Unaudited Condensed Consolidated Statements of Operations
     for the six months ended April 3, 1999 and April 4, 1998 .............F-28

   Unaudited Condensed Consolidated Statements of Cash Flows
     for the six months ended April 3, 1999 and April 4, 1998 .............F-29

   Notes to Condensed Consolidated Financial Statements ...................F-30

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


    To the Board of Directors and Shareholders of Applied Magnetics Corporation:

    We have audited the accompanying consolidated balance sheets of Applied Magnetics Corporation (a Delaware corporation) and subsidiaries as of October 3, 1998 and September 27, 1997, and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended October 3, 1998. These financial statements are the responsibility of the Company' s management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Applied Magnetics Corporation and subsidiaries as of October 3, 1998 and September 27, 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 3, 1998, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the company has suffered significant losses and negative cash flows from operations due to its inability to transition to current product technology. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                 ARTHUR ANDERSEN LLP



Los Angeles, California
June 1, 1999

                          APPLIED MAGNETICS CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                 (In Thousands, except share and par value data)

                                     ASSETS

                                                                                       As of
                                                                           -------------------------------
                                                                           October 3,        September 27,
                                                                              1998                1997
                                                                           ----------        -------------
Current assets:
    Cash and equivalents ..............................................    $  71,674           $ 162,302
    Accounts receivable, less allowances of $904
        in 1998 and $4,942 in 1997 ....................................        7,291              52,924
    Inventories, net ..................................................       13,054              51,438
    Prepaid expenses and other ........................................       15,590              11,420
                                                                           ---------           ---------
                                                                             107,609             278,084
                                                                           ---------           ---------
Property, plant and equipment, at cost:
    Land ..............................................................        2,340               2,556
    Buildings .........................................................      100,810              92,962
    Manufacturing equipment ...........................................      201,515             193,217
    Other equipment and leasehold improvements ........................       26,684              32,433
    Construction in progress ..........................................       34,120              50,056
                                                                           ---------           ---------
                                                                             365,469             371,224
                                                                           ---------           ---------
Less-accumulated depreciation and amortization ........................     (188,022)           (181,732)
                                                                             177,447             189,492
                                                                           ---------           ---------
Other assets, net .....................................................       14,462              10,412
                                                                           ---------           ---------
                                                                           $ 299,518           $ 477,988
                                                                           ---------           ---------
                                                                           ---------           ---------
                    LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
    Current portion of long-term debt .................................    $   1,610           $     513
    Bank notes payable ................................................       58,468              50,188
    Accounts payable ..................................................       16,409              49,103
    Accrued payroll and benefits ......................................        8,070              11,287
    Other current liabilities .........................................        9,653               5,829
                                                                           ---------           ---------
                                                                              94,210             116,920
                                                                           ---------           ---------
Long-term debt, net of current portion ................................      116,767             116,030
                                                                           ---------           ---------
Other long-term liabilities ...........................................        2,581               4,257
                                                                           ---------           ---------
Shareholders' Investment:
    Preferred stock, $.10 par value, authorized 5,000,000 shares,
    none issued and outstanding .......................................           --                  --
Common stock, $.10 par value, authorized 80,000,000 shares,
    issued 24,103,294 shares at October 3, 1998 and 23,976,711
    shares at September 27, 1997 ......................................        2,410               2,398
Paid-in capital .......................................................      191,225             191,185
Retained earnings (deficit) ...........................................     (106,065)             49,303
                                                                           ---------           ---------
                                                                              87,570             242,886
Treasury stock, at cost (130,233 shares at October 3, 1998
and 128,384 shares at September 27, 1997) .............................       (1,577)             (1,554)
Unearned restricted stock compensation ................................          (33)               (551)
                                                                           ---------           ---------
                                                                              85,960             240,781
                                                                           ---------           ---------
                                                                           $ 299,518           $ 477,988
                                                                           ---------           ---------
                                                                           ---------           ---------

         The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

                          APPLIED MAGNETICS CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In Thousands, except per share data)

[COMMON]

                                                                              For the Years Ended
                                                                              -------------------
                                                               October 3,        September 27,       September 28,
                                                                  1998                1997               1996
                                                               ---------         -------------       -------------
Net sales ..................................................   $ 183,597           $ 494,839           $ 344,754
Cost of sales ..............................................     198,742             326,990             251,503
                                                               ---------           ---------           ---------
  Gross profit (loss) ......................................     (15,145)            167,849              93,251
                                                               ---------           ---------           ---------
Research and development expenses ..........................    (114,659)            (52,532)            (50,867)
Selling, general and administrative expenses ...............      (6,514)             (8,330)             (6,533)
Provision for customer bankruptcy ..........................          --              (4,200)                 --
Terminated merger costs ....................................          --              (2,906)                 --
Restructuring charges ......................................      (8,400)                 --                  --
Interest income ............................................       5,877               8,316               4,228
Interest expense ...........................................     (12,627)            (12,346)             (9,056)
Other income (expense), net ................................      (1,495)              2,384               2,047
                                                               ---------           ---------           ---------
Income (loss) before provision for
           income taxes ....................................    (152,963)             98,235              33,070
Provision for income taxes .................................       2,405               2,119                 852
                                                               ---------           ---------           ---------
  Net income (loss) ........................................   $(155,368)          $  96,116           $  32,218
                                                               ---------           ---------           ---------
                                                               ---------           ---------           ---------
Net income (loss) per share:
  Income (loss) per common share ...........................   $   (6.49)          $    4.08           $    1.41
                                                               ---------           ---------           ---------
                                                               ---------           ---------           ---------
  Income (loss) per common share--
         assuming dilution .................................   $   (6.49)          $    3.37           $    1.21
                                                               ---------           ---------           ---------
                                                               ---------           ---------           ---------
Weighted average number of common shares outstanding:
  Common shares ............................................      23,931              23,567              22,913
                                                               ---------           ---------           ---------
                                                               ---------           ---------           ---------
  Common shares--assuming dilution .........................      23,931              31,011              30,173
                                                               ---------           ---------           ---------
                                                               ---------           ---------           ---------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                          APPLIED MAGNETICS CORPORATION
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                      (In Thousands, except share amounts)


                                      Common Stock                                   Treasury Stock
                                      ------------                                   --------------
                                                                                                         Unearned
                                       Number                          Retained    Number              Restricted
                                         of                Paid-In     Earnings      of                   Stock      Shareholders'
                                       Shares     Amount   Capital    (Deficit)    Shares    Amount   Compensation    Investment
                                    -----------   ------   --------   ----------   ------   --------  ------------   -------------
Balance, September 30,
    1995 .......................... 22,619,205    $2,262   $181,191   $ (79,031)   96,603   $  (830)       $ --       $   103,592
    Stock options
      exercised ...................    582,772        58      2,945          --        --        --          --             3,003
    Purchase of treasury
      stock, net ..................         --        --         --          --    20,392      (364)         --              (364)
    Litigation settlement .........     81,070         8      1,242          --        --        --          --                --
    Net income                              --        --         --      32,218        --        --          --            32,218
                                    ----------    ------   --------   ---------   -------     -----      --------     -----------
Balance, September 28,
    1996 .......................... 23,283,047     2,328    185,378     (46,813)  116,995    (1,194)         --           139,699
    Stock options
      exercised ...................    668,296        67      5,008          --        --        --          --             5,075
    Purchase of treasury
      stock, net ..................         --        --         --          --    11,389      (360)         --              (360)
    Restricted stock
      issuance, net ...............     25,368         3        799          --        --        --        (802)               --
    Amortization of
      unearned restricted
      stock compensation,
      net .........................         --        --         --          --        --        --         251               251
    Net income ....................         --        --         --      96,116        --        --          --            96,116
                                    ----------    ------   --------   ---------   -------     -----      --------     -----------
Balance, September 27,
    1997 .......................... 23,976,711     2,398    191,185      49,303   128,384    (1,554)       (551)          240,781
    Stock options
       exercised ..................    128,650        13        640          --        --        --          --               653
    Purchase of treasury
      stock, net ..................         --        --         --          --     1,849       (23)         --               (23)
    Restricted stock
      issuance, net ...............     (2,067)       (1)      (600)         --        --        --         550               (51)
    Amortization of
      unearned restricted
      stock compensation,
      net .........................         --        --         --          --        --        --         (32)              (32)
    Net loss ......................         --        --         --    (155,368)       --        --          --          (155,368)
                                    ----------    ------   --------   ---------   -------     -----      --------     -----------
Balance, October 3,
    1998 .......................... 24,103,294    $2,410   $191,225   $(106,065)  130,233   $(1,577)       $(33)      $    85,960
                                    ----------    ------   --------   ---------   -------     -----      --------     -----------
                                    ----------    ------   --------   ---------   -------     -----      --------     -----------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                          APPLIED MAGNETICS CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                                                                  For the Years Ended
                                                                                                  -------------------
                                                                                        October 3,    September 27,   September 28,
                                                                                          1998             1997            1996
                                                                                        ---------     -------------   -------------
Cash Flows from Operating Activities:
Net income (loss) ..................................................................    $(155,368)      $  96,116       $  32,218
Adjustments to reconcile net income (loss) to net cash .............................
   provided by (used in) operating activities: .....................................
        Depreciation and amortization ..............................................       44,627          38,757          28,891
        Gain on sale of business and assets ........................................         (414)             --              --
        Provision for customer bankruptcy ..........................................           --           4,200              --
        Restructuring charges ......................................................        8,400              --              --
        Changes in assets and liabilities:
          Accounts receivable ......................................................       45,633         (13,721)         (6,832)
          Inventories ..............................................................       38,384         (15,458)         (3,253)
          Prepaid expenses and other ...............................................       (4,170)         (1,290)           (750)
          Accounts payable .........................................................      (32,694)         16,789         (12,221)
          Accrued payroll and benefits .............................................       (3,217)            396           1,705
          Other assets and liabilities .............................................       (5,752)         (1,706)            (86)
                                                                                        ---------        ---------      ---------

          Net cash provided by (used in) operating activities ......................      (64,571)        124,083          39,672
                                                                                        ---------        ---------      ---------

          Cash Flows from Investing Activities:
          Additions to property, plant and  equipment ..............................      (35,876)        (96,065)        (69,900)
          Proceeds from sale of businesses and property, plant and equipment, net ..        3,025              --          15,122
          Notes receivable .........................................................          126             106           1,803
                                                                                        ---------        ---------      ---------

           Net cash used in investing activities ...................................      (32,725)         (95,959)       (52,975)
                                                                                        ---------        ---------      ---------

Cash Flows from Financing Activities:
Proceeds from issuance of convertible subordinated debentures ......................           --               --         115,000
Proceeds from issuance of debt .....................................................      273,711          239,200         144,214
Repayment of debt ..................................................................     (266,876)        (236,403)       (164,787)
Payment of debt issuance costs .....................................................           --               --          (4,274)
Proceeds from stock options exercised, net .........................................          515            4,605           2,574
                                                                                        ---------        ---------       ---------

           Net cash provided by financing activities ...............................        7,350            7,402          92,727
                                                                                        ---------        ---------       ---------

Effect of exchange rate changes on cash and equivalents ............................         (682)            (624)           (260)
                                                                                        ---------        ---------       ---------

Net increase (decrease) in cash and  equivalents ...................................      (90,628)          34,902          79,164
Cash and equivalents at beginning of period ........................................      162,302          127,400          48,236
                                                                                        ---------        ---------       ---------

Cash and equivalents at end of period ..............................................    $  71,674        $ 162,302       $ 127,400
                                                                                        ---------        ---------       ---------
                                                                                        ---------        ---------       ---------
Supplemental Cash Flow Data:
    Interest Paid ..................................................................    $  12,626        $  12,346       $   8,698
    Income Taxes paid ..............................................................    $     317            2,239             541


The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                     APPLIED MAGNETICS CORPORATION

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       NATURE OF THE BUSINESS

         Applied Magnetics Corporation and subsidiaries (the "Company") was incorporated in California in 1957 and was reincorporated in Delaware in 1987. The Company manufactures advanced inductive thin film head products, magnetoresistive head products, and giant magnetoresistive head products, in each case, primarily to supply manufacturers of 3.5 inch hard disk drives.

         In fiscal 1998, the Company experienced a significant decrease in net sales and demand for its inductive thin film products, which resulted in a significant loss and negative cash flow from operations as the Company transitions from thin film to magnoresistive head and giant magnoresistive head technology. The Company's ability to fund its operating and capital requirements for fiscal 1999 is heavily dependent on its ability to receive qualification and begin volume production of its magnoresistive head and giant magnoresistive head products on a timely basis. As of June 1, 1999, the Company is in the final stages of qualification for one of its magnoresistive head products and expects to begin volume production shipment in the fourth quarter of fiscal 1999. The Company is also attempting to raise capital, which is required immediately to fund current operating activities, and will be required to raise significant additional capital in the near term to fund the anticipated magnoresistive head production ramp up and related working capital requirements. If the Company is unable to achieve magnoresistive head production or raise sufficient capital in the near term, there will be a material adverse effect on the Company's financial condition, competitive position and ability to continue as a going concern.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Applied Magnetics Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain 1996 accounts have been reclassified to conform with the 1997 and 1998 presentation.

         USE OF ESTIMATES: The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

         FOREIGN CURRENCIES: Financial statements and transactions of subsidiaries operating in foreign countries are measured in U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. The functional currency for all subsidiaries is the U.S. dollar. The effect of reporting assets and liabilities stated in foreign currency is included as a component of "Other Income (expense), net" in the Consolidated Statements of Operations. A net foreign currency loss of $1.4

                     APPLIED MAGNETICS CORPORATION
million in 1998 and net gains of $2.1 million in 1997 and of $.5 million in 1996 were included in operations.

         The Company operates in a number of foreign countries. The relative impact of foreign currency fluctuations on revenue is not significant as product pricing is generally based on the U.S. dollar. Purchases of certain raw materials and certain labor costs are paid for in foreign currencies. As a result, effects of currency rate fluctuations can affect results of operations. Fluctuations may also have a significant effect on reported cash balances. Malaysian debt maturities are not currently hedged, as the credit facilities are held in U.S. dollars. As a result, there is no current foreign transaction exposure associated with the Malaysian debt.

         DEPRECIATION AND AMORTIZATION POLICIES: Plant, property and equipment are accounted for on a historical cost basis and are depreciated or amortized over their estimated useful lives using the straight-line method except for leasehold improvements which are amortized over the life of the lease.

         Estimated useful lives are as follows:

                                                         AVERAGE USEFUL LIFE
                                                         -------------------
     Buildings.....................................         15-16 Years
     Manufacturing equipment.......................           2-5 Years
     Other equipment...............................           1-5 Years
     Leasehold improvements........................       Term of Lease


         Depreciation and amortization expense from operations amounted to $44.6 million, $38.8 million and $28.9 million in 1998, 1997 and 1996, respectively. Property tax expense amounted to approximately $1.9 million, $1.5 million and $1.6 million in 1998, 1997 and 1996 respectively.

         The Company follows the policy of capitalizing expenditures that materially increase asset lives. Maintenance and minor replacements are charged to operations when incurred. Maintenance and repair expenses charged to operations were $7.9 million, $10.2 million and $9.0 million in fiscal 1998, 1997 and 1996, respectively. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is included in results of operations.

         LONG-LIVED ASSETS: In the first quarter of fiscal 1997, the Company adopted Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). In accordance with SFAS 121, long-lived assets used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

                     APPLIED MAGNETICS CORPORATION

         CASH EQUIVALENTS: Cash equivalents consist primarily of money market instruments maturing within 90 days of inception and are carried at cost, which approximates market value. Cash equivalents were $63.3 million at October 3, 1998 and $154.1 million at September 27, 1997.

         INVENTORIES: Inventories are stated at the lower of cost (first-in, first- out method) or market. Market for purchased parts and manufacturing supplies is based on replacement costs and for other inventory classifications on net realizable value. Inventories consist of purchased materials and services, direct production labor and manufacturing overhead.

         The components of inventory were as follows (in thousands):

                                                    October 3,   September 27,
                                                       1998           1997
                                                    ----------   ------------
Purchased parts and manufacturing supplies          $ 8,578         $24,187
Work in process                                       2,414          25,434
Finished goods                                        2,062           1,817
                                                    -------         -------
                                                    $13,054         $51,438
                                                    =======         =======



         REVENUE RECOGNITION AND WARRANTY POLICIES: Revenue is recognized at the time the product is shipped to the customer. Under the Company's warranty terms, customers are allowed to return products within the applicable warranty periods. The Company reverses the net sales and associated costs upon receipt of returned products and makes any appropriate adjustments to the associated warranty reserve when experience indicates such adjustment is appropriate.

         FAIR VALUE OF FINANCIAL INSTRUMENTS: The estimated fair values have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

         The fair value of the Company's debt instruments at October 3, 1998 approximates its carrying value.

         NET INCOME (LOSS) PER COMMON SHARE: Effective in fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per share" ("SFAS 128"). SFAS 128 replaces the presentation of primary income (loss) per share ("EPS") with the presentation of basic EPS. Net income (loss) per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Net income per common share assuming dilution is computed based on the weighted average number of shares of common

                     APPLIED MAGNETICS CORPORATION
stock and common stock equivalents outstanding during the period as if the Company's Convertible Subordinated Debentures ("Convertible Debentures") were converted into common stock at the beginning of the period after giving retroactive effect to the elimination of interest expense, net of income tax effect, applicable to the Convertible Debentures. During a loss period, the assumed exercise of in-the-money stock options and conversion of Convertible Debentures have an antidilutive effect. As a result, these shares are not included in the weighted average shares used in the calculation of income
(loss) per common share assuming dilution. Prior years EPS has been conformed to current year presentation.

         RESEARCH AND DEVELOPMENT EXPENSES: The Company is actively engaged in basic technology and applied research and development programs which are designed to develop new products and product applications and related manufacturing processes. The costs of these programs are classified as research and development expenses and are charged to operations as incurred.

         INCOME TAXES: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than the proposed changes in the tax law or rates. See Note 4.

         STOCK OPTIONS: Proceeds from the sale of common stock issued upon the exercise of stock options are credited to common stock and paid-in capital accounts at the time the option is exercised. Income tax benefits attributable to stock options exercised are credited to paid-in capital when realized. See Note 5.

         CONSOLIDATED STATEMENTS OF CASH FLOWS: In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," the Company has selected the "indirect method" of presentation for reporting cash flows.

         RECENT ACCOUNTING PRONOUNCEMENTS: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way the Company reports information about operating segments in annual financial statements and requires that the Company report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

                     APPLIED MAGNETICS CORPORATION

         INCREASE IN AUTHORIZED COMMON STOCK

         On February 6, 1998, the Company's shareholders approved the amendment to Company's Certificate of Incorporation to increase the Company's authorized common stock from 40 million shares to 80 million shares.

         FISCAL YEAR

         The Company's fiscal year ends on the Saturday closest to September
30. Fiscal years 1998, 1997 and 1996 ended on October 3, 1998, September 27, 1997 and September 28, 1996, respectively. Fiscal year 1998 included 53 weeks. References to years in this annual report relate to fiscal years rather calendar years.

         This Statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. It amends Statement of Financial Accounting Standards No. 94 "Consolidation of All Majority-Owned
Subsidiaries," to remove the special disclosure requirements for previously unconsolidated subsidiaries. This Statement will become effective for financial statements of the Company in fiscal 1999.

3.       SEGMENTS OF BUSINESS

         The Company operates in one market: worldwide-components for the computer peripheral industry. Sales to major customers are as follows:

                                                For the Years Ended:
                                                --------------------
                                   October 3,     September 27,  September 28,
                                       1998          1997          1996
                                   ----------     -------------  -------------
     (As a Percentage of Sales)

     Western Digital ........           72%           79%            44%
     Samsung ................           27%           --             --
     NEC ....................           --             6%            20%
     Seagate (Conner) .......           --            --             13%
     Quantum ................           --             2%            10%
     All Others .............            1%           13%            13%
                                       ---           ---            ---
     Total ..................          100%          100%           100%
                                       ===           ===            ===


         Export sales are made by the United States operations to the following geographic locations (in thousands):

                     APPLIED MAGNETICS CORPORATION

                                                             For the Years Ended:
                                                             --------------------
                                             October  3,      September 27,    September 28,
                                                1998             1997              1996
                                             -----------      -------------    -------------
     Europe ................................  $      -          $    182          $    219
     Asia ..................................   183,250           483,736           322,405
                                               -------          --------          --------
                                              $183,250          $483,918          $322,624
                                               -------          --------          --------
                                               -------          --------          --------

         The relative impact of foreign currency fluctuations on export sales is not significant as product pricing and settlement are generally based on the U.S. dollar.

                     APPLIED MAGNETICS CORPORATION

         Information regarding the Company's domestic and foreign operations is as follows (in thousands):

                                                           United
                                                           States              Foreign             Total
                                                          ---------           ---------           ---------
     1998
     Net sales ..........................                 $ 183,445           $     152           $ 183,597
                                                          =========           =========           =========
     Intercompany sales .................                 $ 193,875           $ 237,557           $      --
                                                          =========           =========           =========
     Operating loss .....................                 $(121,967)          $ (24,246)          $(146,213)
     Interest expense, net ..............                                                            (6,750)
                                                                                                  ---------
         Loss before provision for income
           taxes                                                                                  $(152,963)
                                                          =========           =========           =========
     Identifiable assets ................                 $ 189,026           $ 110,492           $ 299,518
                                                          =========           =========           =========
     1997
     Net sales ..........................                 $ 486,943           $   7,896           $ 494,839
                                                          =========           =========           =========
     Intercompany sales .................                 $ 317,055           $ 507,054           $      --
                                                          =========           =========           =========
     Operating profit ...................                 $  42,974           $  59,291           $ 102,265
     Interest expense, net ..............                                                            (4,030)

         Income before provision for income
             taxes ......................                                                         $  98,235
                                                                                                  =========
     Identifiable assets ................                 $ 331,373           $ 146,615           $ 477,988
                                                          =========           =========           =========
     1996
     Net sales ..........................                 $ 329,992           $  14,762           $ 344,754
                                                          =========           =========           =========
     Intercompany sales .................                 $ 207,023           $ 304,527           $      --
                                                          =========           =========           =========
     Operating profit ...................                 $   9,887           $  28,011           $  37,898
     Interest expense, net ..............                                                            (4,828)
                                                                                                  ---------
         Income before provision for income
            taxes .......................                                                         $  33,070
                                                                                                  =========
     Identifiable assets ................                 $ 246,067           $ 113,383           $ 359,450
                                                          =========           =========           =========


         A significant percentage of the Company's customers, located in the U.S., have production facilities primarily in Asia that receive the Company's products. Most of the accounts receivable balance is from one of these customers.

                     APPLIED MAGNETICS CORPORATION

         Foreign operations primarily consist of manufacturing/assembly operations in the Asia-Pacific region and sales invoicing responsibility resides with U.S. operations.

         Results of operations for United States-based operations include all research and development expenditures, thereby causing an unfavorable comparison with the operating results of foreign-based operations. The U.S. based operations include substantially all of the sales of the Company to its outside customers.

4.       INCOME TAXES

         The provision for income taxes for the following fiscal years consists of (in thousands):

                                1998              1997             1996
                              -------           -------          -------
Federal Income Taxes
      Current .............   $  (463)          $ 1,290          $   527
      Deferred ............        --                --               --
State Income Taxes
      Current .............      (658)              780              181
      Deferred ............        --                --               --
Foreign Income Taxes ......     3,526                49              144
                              -------           -------          -------
                              $ 2,405           $ 2,119          $   852
                              =======           =======          =======

         Reconciliation of the actual provisions for income taxes to the income tax calculated at the United States Federal rates for operations were as follows (in thousands):

                                                         1998               1997               1996
                                                       --------           --------           --------
Income tax (benefit) at the United States
      federal income tax rate .......................  $(53,537)          $ 34,382           $ 11,575
State income taxes, net of federal income tax
      benefit .......................................         1                507                118
Foreign income taxed at lower rate ..................    12,377            (19,583)            (8,485)
Temporary differences/net operating losses
        (benefitted) not benefitted .................    43,564            (13,187)            (2,356)
                                                       --------           --------           --------
                                                       $  2,405           $  2,119           $    852
                                                       ========           ========           ========


                     APPLIED MAGNETICS CORPORATION

         The provision (benefit) for deferred income taxes results from temporary differences which result from different tax bases for assets and liabilities than their reported amounts in the financial statements. Such differences result in recognition of income or expense in different years for tax and financial statement purposes. The sources of these differences and the tax effect of each at October 3, 1998 and September 27, 1997 were as follows (in thousands):

                                                                    1998               1997
                                                                  --------           --------
     Inventory reserves .....................................     $  8,536           $  5,439
     Other reserves .........................................        1,395             10,404
     Net operating loss carryforwards .......................       58,500              3,035
     Foreign tax & general business credit carryforwards ....        8,180              6,327
     Unrepatriated foreign earnings .........................       (3,500)            (3,500)
     Depreciation ...........................................        2,635              2,750
     Other, net .............................................       (4,718)               475
                                                                  --------           --------
      Subtotal ..............................................       71,028             24,930
     Valuation allowance ....................................      (71,028)           (24,930)
                                                                  --------           --------
     Total net deferred tax asset (liability) ...............     $     --           $     --
                                                                  ========           ========

         SFAS 109 requires that all deferred tax balances be determined using the tax rates and limitations expected to be in effect when the taxes will actually be paid or recovered. Consequently, the income tax provision will increase or decrease in the period in which a change in tax rate or limitation is enacted. As of October 3, 1998, the Company had total deferred tax liabilities of $8.2 million and deferred tax assets of $79.2 million. The Company recorded a valuation allowance in the amount of $71.0 million against the amount by which deferred tax assets exceed deferred tax liabilities. The valuation reserve at October 3, 1998 has been provided due to the uncertainty of the amount of future domestic taxable income.

         The valuation allowance has been provided after determining that under the criteria of SFAS No. 109, it was more likely than not that the net deferred asset would not be realized in the foreseeable future. In reaching this conclusion, management considered the Company's erratic earnings history and its structure for income tax reporting purposes, whereby a significant portion of its earnings are generated in foreign jurisdictions.

         The Company has not provided U.S. federal income taxes on unremitted foreign earnings as the Company expects to permanently reinvest such earnings in foreign jurisdictions. In addition, the Company has minimal foreign tax credits available to offset the U.S. tax impact of repatriating foreign earnings. Accordingly, if such foreign earnings were repatriated to the U.S., these earnings would generally be taxed at the U.S. statutory rates.

         The Company currently operates under a tax holiday in Malaysia. The tax holiday is effective through August 31, 2004. The Malaysian Industrial Development Authority has approved a "Common Pioneer" tax status for the subsequent five year period whereby 70% of the Malaysian income would be exempt from taxes. The Company is continuing to negotiate with the Malaysian Authorities to improve the income exemption and extend the term.

         The Company had federal net operating loss carryforwards available for tax purposes of approximately $148.2 million as of October 3, 1998. To the extent not used, the net operating loss carryforward expires in varying amounts beginning in 2009.

                         APPLIED MAGNETICS CORPORATION

5.       STOCK OPTIONS AND LONG-TERM INCENTIVE PLANS

         The Company adopted stock option plans in 1988, 1992 and 1994. Incentive or nonqualified stock options may be granted under the 1992 and 1994 plans while the 1988 plan is limited to nonqualified options only. The options are issued at exercise prices equal to the fair market value of the Common Stock at the date of grant. At October 3, 1998, September 27, 1997 and September 28, 1996, there were exercisable options outstanding under the option plans to purchase an aggregate of 125,076 shares, 490,509 shares and 307,356 shares of Common Stock, respectively .

         In 1994, the Company adopted a nonqualified stock option plan for non-employee directors (the "1994 Directors' Plan"). Under this plan, directors who are not employed by the Company are granted options to purchase 20,000 shares of the Company's Common Stock upon being elected to the board and, thereafter, such directors receive automatic annual grants of options to acquire 5,000 shares of Common Stock on March 1 of each year, provided the person continues to serve as a director. The options granted under the 1994 Directors' Plan are issued at exercise prices equal to the fair market value of the Common Stock at the date of grant and become exercisable on the first anniversary following the date of grant. At October 3, 1998, the Company had reserved 140,000 shares of its $.10 par value Common Stock for future issuance under this plan, options for 160,000 shares were outstanding at prices from $3.00 to $43.13 per share, of which 149,993 shares were exercisable. During fiscal 1998, no options were exercised or canceled under this plan.

         In December 1994, the Company granted 250,000 options to purchase the Company's Common Stock, at $4.125, to Grisanti, Galef and Goldress, Inc. ("GG&G"), a consulting firm hired in August 1994 to provide the Company with crisis management and turnaround assistance. The options would be exercisable if the turnaround engagement was successfully completed, which the Company determined to be so, in July 1995. The options became exercisable in whole or part and will expire in five years from date of grant. The exercise price of the options was set at the closing price of the Common Stock on the New York Stock Exchange on the date of grant. During fiscal 1998, options for 30,000 shares were exercised. At October 3, 1998, 125,000 options were exercisable under this plan.

         Stock option activity under the option plans is as follows:

                                            Options Outstanding
                                            -------------------
                                       Number         Weighted Average
                                     Of Shares         Exercise Price
                                     ---------        ----------------
Balance September 30, 1995 ........  1,856,453           $    5.42
  Granted .........................  1,059,000           $   15.34
  Exercised .......................   (582,772)          $    5.19
  Cancelled .......................    (62,861)          $    5.90
                                     ---------
Balance September 28, 1996 ........  2,269,820           $   10.09
                                     ---------
 Granted ..........................  1,736,006           $   35.26
 Exercised ........................   (668,296)          $    7.43
 Cancelled ........................   (837,618)          $   37.62
                                     ---------

                         APPLIED MAGNETICS CORPORATION

                                            Options Outstanding
                                            -------------------
                                       Number         Weighted Average
                                     Of Shares         Exercise Price
                                     ---------        ----------------
Balance September 27, 1997 ........  2,499,912           $   19.06
                                     ---------
 Granted ..........................  5,242,101           $    7.81
 Exercised ........................   (128,650)          $    5.05
 Cancelled ........................ (4,295,704)          $   16.28
                                     ---------
Balance October 3, 1998 ...........  3,317,659           $    5.42
                                     ---------


         The following table summarizes information about the Company's stock options outstanding and exercisable as of October 3, 1998:

                       Options Outstanding                                                 Options Exercisable
                       -------------------                                                 -------------------
                                                   Weighted           Weighted         Number          Weighted
  Range of Exercise Prices          Number         Average             Average      Exercisable        Average
       Exercise Price            Outstanding       Remaining       Exercise Price   -----------        Exercise
       --------------            -----------   Contractual Life    --------------                       Price
                                               ----------------                                        --------
      $1.9048 - $ 4.25               202,041        2.22                $ 3.79         202,041          $ 3.79
      $4.3750 - $ 4.38             2,841,022        9.96                $ 4.38              --          $   --
      $5.1250 - $43.13               274,596        4.94                $17.44         216,928          $17.94
                                   ---------        ----                ------         -------          ------
                                   3,317,659        9.07                $ 5.42         418,969          $11.12
                                   ---------        ----                ------         -------          ------
                                   ---------        ----                ------         -------          ------

         PRO FORMA INFORMATION: In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 provides an alternative to APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and requires additional disclosures. The Company has elected to follow APB 25 in accounting for stock options. As a result, the Company generally recognizes no compensation expense associated with its various stock option plans. SFAS 123 requires disclosure of pro forma fair market value of options granted, pro forma net income and pro forma earnings per share as if the Company had accounted for its stock options granted subsequent to September 30, 1995, under the fair value method of that statement.

         The fair value of the Company's stock options granted to employees was estimated using a Black Scholes pricing model assuming no expected dividends and the following weighted-average factors:


                                                             1998             1997
                                                             ----             ----
     Option life (in years)......................            2.75             2.83
     Risk-free interest rate.....................            5.05%            6.18%
     Stock price volatility......................            0.59             0.57


                         APPLIED MAGNETICS CORPORATION

         The weighted-average fair value of stock options granted in 1998 and 1997 under the Company's stock option plans was $3.19 and $14.60, respectively.

         In February of 1998, the Company modified 1,140,799 options with initial exercise prices ranging from $15.25 to $35.5625 to a modified exercise price of $11.9375 per option. In September of 1998, the Company modified 2,841,022 options with initial exercise prices ranging from $5.875 to $31.625 to a modified exercise price of $4.375 per option. In each case, the new price was then prevailing market price of the Company's common stock.

         Had the Company determined compensation expense based on the fair value method as described in SFAS 123, the Company's net income and net income per share would have been reduced to the amounts indicated below:


                                                   October 3,       September 27,
                                                       1998             1997
                                                  -----------       -------------
     Pro forma net income (in thousands) ......   $(164,684)          $ 88,963
     Pro forma net income per share:
              Primary .........................   $   (6.88)          $   3.77
              Fully diluted ...................   $   (6.88)          $   2.87



         Pro forma net income (loss) and net income (loss) per share reflect only options granted in the years ended October 3, 1998 and September 27, 1997. Therefore, the full impact of calculating compensation expense for options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation expense is reflected over the options' vesting period and compensation expense for options granted before October 1, 1995 is not considered.

         The Company adopted a long-term incentive plan in 1989. Under the 1989 plan, the Company grants shares of Common Stock at no cost to the participants. These shares are subject to restrictions, which prohibit selling, transferring assigning or otherwise disposing of the Common Stock. The restrictions automatically expire ten years following the date of grant, or earlier if certain performance objectives are achieved. The market value of Common Stock issued is recorded as unearned restricted stock compensation and shown as a separate component of shareholders' investment. This compensation is amortized against income over the periods in which the participants perform services. At October 3, 1998, 2,068 shares were available for future issuance under the 1989 plan and 10,617 shares remain subject to restrictions. During 1998, no shares were issued, 2,067 shares were canceled and restrictions were removed from 12,684 shares under the 1989 plan. No compensation expense was required during 1998.

         The Company has authorized a class of Preferred Stock consisting of 5,000,000 shares, $.10 par value. The Board of Directors has authority to divide the Preferred Stock into series, to fix the number of shares comprising any series and to fix or alter the rights, privileges and preferences of the Preferred Stock. No shares of the Preferred Stock were outstanding at October 3, 1998 or September

                         APPLIED MAGNETICS CORPORATION

27, 1997. During 1988, the Board of Directors declared a dividend of one Right for each outstanding share of Common Stock to stockholders of record on November 4, 1988. Each Right entitles the holder to buy the economic equivalent of one share of Common Stock in the form of one one-hundredth of a share of the Preferred Stock at an exercise price of $20.00. Under certain conditions, each Right will entitle its holder to purchase, at the Right's exercise price, shares of the Company's Common Stock or common stock equivalents having a market value of twice the Right's exercise price.

         As discussed in Note 1, the Company adopted SFAS 128 effective in fiscal 1998. The following table illustrates the computation of basic income
(loss) per common share and income (loss) per common share assuming dilution under the provisions of SFAS 128.

                                                                 For The Fiscal Year
                                                                        Ended
                                                            -------------------------------
                                                            October 3,        September 27,
                                                               1998                1997
                                                            ----------        -------------
Income (Loss) Per Share:
 Net income (loss) .......................................  $(155,368)          $  96,116
                                                            ---------           ---------
                                                            ---------           ---------
 Weighted average common shares outstanding ..............     23,931              23,567
                                                            ---------           ---------
                                                            ---------           ---------
 Income (Loss) per common share ..........................  $   (6.49)          $    4.08
                                                            ---------           ---------
                                                            ---------           ---------
Income (Loss) per Common Share--Assuming Dilution:
 Net income (loss) before adjustment .....................   (155,368)             96,116
 Add back subordinated debentures interest ...............         --               8,050
 Add back subordinated debentures amortization ...........         --                 428
 Less tax impact .........................................         --                (175)
                                                            ---------           ---------
   Net income (loss) as adjusted .........................  $(155,368)          $ 104,419
                                                            ---------           ---------
                                                            ---------           ---------
 Shares
   Weighted average common shares outstanding ............     23,931              23,567
   Dilutive effect of stock options ......................         --               1,261
   Assuming conversion of convertible subordinated
     debentures ..........................................         --               6,183
                                                            ---------           ---------
   Common shares--assuming dilution ......................     23,931              31,011
                                                            ---------           ---------
                                                            ---------           ---------
Income (Loss) per common share--assuming dilution ........  $   (6.49)          $    3.37
                                                            ---------           ---------
                                                            ---------           ---------


         Income (loss) per common share is computed by dividing net income
(loss) by the weighted average number of shares of common stock and common stock outstanding during the period. Income (loss) per common share--assuming dilution is computed based on the weighted average

                         APPLIED MAGNETICS CORPORATION
number of shares of common stock and common stock equivalents outstanding during the period and as if the Company's Convertible Subordinated Debentures ("Convertible Debentures") were converted into common stock at the beginning of the period after giving retroactive effect to the elimination of interest expense, net of income tax effect, applicable to the Convertible Debentures. During a loss period, the assumed exercise of in-the-money stock options and conversion of Convertible Debentures have an antidilutive effect. As a result, those shares are not included in the weighted average shares outstanding used in the calculation of basic and fully diluted loss per common share as of October 3, 1998.

6.       NOTES PAYABLE AND LONG-TERM DEBT

         Notes payable and long-term debt consists of the following (in thousands):

                                                                           October 3,      September 27,
                                                                             1998               1997
                                                                           ---------       -------------
     7.0% Convertible Subordinated Debentures, due March 15, 2006 .......  $114,999          $115,000
     Secured Malaysian bank credit facilities, interest
      rates from 6.75% to 10.0% .........................................    55,482            50,188
     Mortgage payable, interest rate of 8.5% ............................        66                86
     Bank advance, interest rate of 9.5% ................................     2,986                --
     Capital leases .....................................................     3,312             1,457
                                                                           --------          --------
                                                                            176,845           166,731
     Less--current portion, including bank credit
      facilities ........................................................    60,078            50,701
                                                                           --------          --------
                                                                           $116,767          $116,030
                                                                           --------          --------
                                                                           --------          --------

         The aggregate principal payments of bank notes payable and long-term debt for the years subsequent to October 3, 1998 are: 1999--$60.1 million, 2000-- $1.5 million., 2001--$0.2 million, thereafter $115.0 million.

         The Company's $115.0 million 7.0% Convertible Subordinated Debentures (the "Convertible Debentures") due in 2006 may be converted, at any time at a conversion price of $ 18.60 per share.

         The Company has a secured, revolving line of credit from CIT Group/Business Credit, Inc. ("CIT") that has been in place since January, 1995. This line of credit provides for borrowings up to $35.0 million based on eligible trade receivables at various interest rates and is secured by trade receivables, inventories and certain other assets. As of October 3, 1998, the total amount available for future borrowings was $1.2 million under this facility. As of October 3, 1998, the Company was

                         APPLIED MAGNETICS CORPORATION
not in compliance with all financial covenants but has received notification from the Company's lender waiving the area of non-compliance until June 30, 1999, and expects to successfully renegotiate the terms of the covenants with the lender. In December 1997, the Company extended the line of credit to January, 2001. For the year ended October 3, 1998, $4.2 million of available funds were used to secure equipment leases with two of the Company's lessors.

         The Company's Malaysian subsidiary has a credit facility with a Malaysian bank that has been in place since June 1990, is callable on demand and has no termination date. In May 1995,the Company and the Malaysian bank amended this credit facility to include a security interest in the Company's real property holdings in Malaysia and to include certain covenants which preclude the Company from granting liens and security interests in other assets in Malaysia. Credit facilities with four other banks, established by the Company's Malaysian subsidiary during fiscal 1997 are unsecured. The borrowings under the new facilities are also callable on demand, and have no termination date. The total amount available to borrow under all the credit facilities was approximately $60.7 million of which $55.5 million was outstanding at October 3, 1998. The Company was in compliance with all financial covenants under these facilities. The interest rates outstanding on these loan facilities ranged from 6.75% to 10.0%, at October 3, 1998 and had a weighted average interest of 8.58%. The Company intends to continue its practice of repaying maturities with new borrowings under these facilities.

7.       DISPOSITIONS

         During 1993, the Company sold its subsidiaries, Magnetic Data, Inc. and Brumko Magnetics, which had been accounted for as a discontinued operation in 1992, to Delta Bravo, Inc. ("DBI"). A portion of the sales consideration consisted of notes issued to the Company. DBI subsequently defaulted on several note covenants and breached related pledge agreements with the Company. On July 17, 1996, the Company, through foreclosure proceedings, acquired all the common stock of DBI and Magnetic Data Technologies ("MDT"), which was formed in conjunction with the foreclosure for a $2.5 million reduction in debt owed to the Company by DBI. All DBI note balances had been fully reserved by the Company in previous years and the Company has no investment in DBI or MDT. The Company engaged a third party consulting firm to operate and facilitate the sale of MDT. MDT was sold subsequent to October 3, 1998. See Note 13. MDT's financial position and results of operations are immaterial to the Company' s consolidated financial statements.

8.       COMMITMENTS AND CONTINGENCIES

         The Company has been identified as a potentially responsible party in connection with a hazardous waste facility in Whittier, California. A site remediation plan is being prepared for submission to the U.S. Environmental Protection Agency. Separately, the California Regional Water Quality Control Board ("CRWQCB") issued a clean up and abatement order to the Company concerning property previously used and owned by the Company. As a result of this order, the Company performed an environmental study to determine the extent of contamination related to

                         APPLIED MAGNETICS CORPORATION
chemicals used by the Company at this site. The CRWQCB required the Company to implement a remediation project. For these and other environmental sites, the Company has accrued reserves at the most likely cost to be incurred where it is probable that the Company will incur remediation costs that can be reasonably estimated. As of October 3, 1998 and September 27, 1997, the amounts accrued for environmental reserves were not significant. It is impossible at this time to determine the ultimate liabilities that the Company may incur resulting from the foregoing claims and contingencies. In management's opinion, after taking into account reserves, it is unlikely that any of these matters will have a material adverse effect on the Company's financial position or results of operations.

                         APPLIED MAGNETICS CORPORATION

         A portion of the Company's facilities and equipment are leased under non- cancelable operating leases and certain equipment is leased under capitalized leases. The terms of the leases for facilities and equipment expire over the next five years with renewal options in certain instances. Future minimum lease payments under capital and operating leases as of October 3, 1998 are as follows (in thousands):

                                                                                      Leases
                                                                      --------------------------------------
                                                                      Capital Leases        Operating Leases
                                                                      --------------        ----------------
     1999........................................................            $ 1,763                 $30,991
     2000........................................................              1,606                  25,883
     2001........................................................                236                  21,522
     2002........................................................                 --                  12,655
     Thereafter..................................................                 --                   2,260
                                                                            --------                --------

     Total minimum payments............................                        3,605                 $93,311
                                                                            --------                --------
                                                                            --------                --------
     Less imputed interest..................................                    (293)
                                                                               -----

     Present value of minimum payments under capital
      leases........................................................           3,312
     Less current portion...................................                  (1,590)
                                                                             -------

     Long-term lease
      obligation..................................................           $ 1,722
                                                                             -------
                                                                             -------


         Manufacturing and other equipment at October 3, 1998 include assets under capitalized leases of $5.2 million with related accumulated depreciation of $0.1 million.

         Purchase commitments associated with capital expenditures were $3.6 million at October 3, 1998.

         The Company entered into $3.3 million of capital leases during fiscal 1998.

         The Company's Malaysian subsidiary has a credit facility with a Malaysian bank that includes security interest in the Company's real property holdings in Malaysia, with a net book value of $25.4 million at October 3, 1998.

         Total rental expense, net of sublease rental income, for the years ended October 3, 1998, September 27, 1997 and September 28, 1996, including items on a month-to-month basis, was approximately $32.5 million, $23.7 million and $15.2 million, respectively.

                         APPLIED MAGNETICS CORPORATION

         One of the senior executives of the Company has a five year employment agreement. Any changes to the agreement require approval by the Board of Directors.

9.       BENEFIT PLANS

         The Company has a qualified retirement plan (the "401(k) Plan") under the provisions of section 401(k) of the Internal Revenue Code, in which eligible employees may participate. Substantially all participants in this plan are able to defer compensation up to the annual maximum amount allowable under Internal Revenue Service regulations. Additionally, the Company has a profit sharing plan, in which all eligible employees participate. Profit sharing amounts are distributed as 75% in cash, except for foreign employees who receive all of their profit sharing in cash, and 25% in cash which is contributed to employees participating in the Company's 401(k) Plan. There was no compensation expense recorded under the cash profit sharing plan and the Company made no 401(k) contributions during fiscal 1998. Compensation expense recorded under the cash profit sharing plan during 1997 and 1996 was approximately $4.5 million and $3.3 million, respectively, of which approximately $0.6 million and $0.5 million was contributed to participating employees' 401(k) accounts, respectively.

10.      TERMINATED MERGER COSTS

         Terminated merger costs of $2.9 million for fiscal 1997 include legal and accounting fees, financial advisory fees and miscellaneous expenses related to the February 1997 proposed business combination between the Company and Read-Rite Corporation. On March 14, 1997, the Company announced its withdrawal of the proposal.

11.      PROVISION FOR CUSTOMER BANKRUPTCY

         On November 10, 1997, Singapore Technologies announced plans to shut down its subsidiary, Micropolis, one of the Company's customers. As a result, the Company recorded a provision for customer bankruptcy of $4.2 million in the fourth quarter of fiscal 1997 related to potentially uncollectible accounts receivable.

12.      RESTRUCTURING CHARGE

         The Company recorded a restructuring charge of approximately $8.4 million in the first quarter of fiscal 1998. Of this amount, approximately $2.9 million pertains to severance and related expenses at the Ireland facility and approximately $5.5 million represents the write-off of the unamortized book value of inductive thin-film equipment. The shut down of the Ireland plant was completed in March 1998 as part of a plan to consolidate foreign manufacturing operations. Approximately 300 employees were terminated at the Ireland plant. All amounts for severance, outplacement and relocation at the Ireland facility were paid during 1998. The restructuring reserve balance was zero as of October 3, 1998. The inductive thin-film equipment, which is no longer usable to the Company, has been abandoned due to changing technology. Management separately isolated the idle equipment. Many of the products have already been disposed, and the remaining estimated cost of disposal is expected to be approximately equal to the scrap value.

                         APPLIED MAGNETICS CORPORATION

13.      SUBSEQUENT EVENTS

         On November 3, 1998, the Company entered into an agreement with Gleacher Natwest Inc. ("Gleacher") giving Gleacher, through the issuance of common stock purchase warrants, the right to purchase up to an aggregate of 1,200,000 shares of the Company's Common Stock in exchange for providing financial advisory services to the Company until February 12, 2000. The warrants will be issued in six series and each series entitles the holders thereof to purchase 200,000 of the Company's common stock at the lower of (i) the current market price on the vesting date, as defined or (ii) $7.00, subject to adjustments defined in the agreement. The warrants vest over the term of the agreement and are valued using the Black Scholes pricing model. The Company records a corresponding liability equal to the value of the warrants at each respective vesting date.

         On February 11, 1999, the Company completed its merger with DAS, a research and development company. The consideration exchanged was 13,051,872 shares of the Company's common stock for all of the outstanding preferred and common shares of DAS. The acquisition was accounted for as a purchase, and the acquisition price of approximately $99.7 million was allocated to assets acquired, including the fair value of in-process technology, and liabilities assumed based on their fair values. It was determined that in-process technology of $28.7 million was acquired. Since the technology has no future economic value to the Company, it was written-off during the three months ended April 3, 1999. The excess of the purchase price plus related transaction costs over the fair value of tangible and intangible assets acquired and liabilities assumed has been allocated to (1) developed technology and know-how of approximately $30.1 million, which will be amortized on a straight line basis over 3 years, the estimated period of future benefit and (2) goodwill of approximately $37.6 million (including a value of $1.6 million associated with assembled workforce), which will be amortized on a straight line basis over the estimated period of future benefit of 7 years. Concurrent with this acquisition and contingent on the merger, a private investor group purchased 4,641,089 shares of the Company's common stock in exchange for $18.75 million.

         On April 12, 1999, the Company completed its previously announced sale of its subsidiary, Magnetic Data Technologies, LLC ("MDT") to Dubilier & Company. MDT is a leading provider of outsourced post-sales services to original equipment manufacturers ("OEM's") of electronic components and systems. The Company realized a gain from discontinued operations of approximately $25.9 million on the transaction in the third fiscal quarter of 1999.

14.      SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                     Three Months Ended
                                           -----------------------------------------------------------------
                                           December 27          April 4            July 4          October 3
                                           -----------         ---------          --------         ---------
(In Thousands, Except per Share Data)

1998
Net sales ................................    $ 74,412          $ 58,843          $ 33,579          $ 16,763
Gross profit (loss) ......................      (7,078)            3,721            (1,935)           (9,853)
Net loss .................................     (39,749)          (31,931)          (35,842)          (47,846)
Net loss per share:
  Loss per common share ..................    $  (1.67)         $  (1.33)         $  (1.50)         $  (1.99)
  Loss per common share--assuming
   dilution ..............................       (1.67)            (1.33)            (1.50)            (1.99)
Weighted average number of common
 shares outstanding:
  Common shares ..........................      23,858            23,925            23,968            23,973
  Common shares--assuming
   dilution ..............................      23,858            23,925            23,968            23,973


                         APPLIED MAGNETICS CORPORATION


                                                                      Three Months Ended
                                            -----------------------------------------------------------------
                                            December 28          March 29          June 28       September 27
                                            -----------          --------          --------      ------------
(In Thousands, Except per Share Data)

1997
Net sales ................................     $121,627          $126,311          $124,073          $122,828
Gross profit .............................       46,597            48,549            39,884            32,819
Net income ...............................       31,872            31,091            21,028            12,125
Net income per share:
  Income per common share ................     $   1.36          $   1.32          $   0.89          $   0.51
  Income per common share--
   assuming dilution .....................         1.10              1.06              0.75              0.46
Weighted average number of common
 shares outstanding:
  Common shares ..........................       23,267            23,519            23,681            23,803
  Common shares--assuming
   dilution ..............................       30,861            31,178            30,904            31,100


                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEETS -- UNAUDITED
                 (IN THOUSANDS EXCEPT SHARE AND PAR VALUE DATA)

                    ASSETS
                                                                     APRIL 3,             OCTOBER 3,
                                                                      1999                   1998
                                                                 ---------------          ----------
Current Assets:
  Cash and cash equivalents                                      $       20,191         $       71,674
  Accounts receivable, net                                                3,870                  7,291
  Inventories                                                             2,229                 13,054
  Prepaid expenses and other                                             13,186                 15,590
                                                                 ---------------        ---------------
                                                                         39,476                107,609
                                                                 ---------------        ---------------
Property, plant and equipment, at cost                                  392,905                365,469
Less-accumulated depreciation                                          (207,679)              (188,022)
                                                                 ---------------        ---------------
                                                                        185,226                177,447
                                                                 ---------------        ---------------

Cost in excess of net assets of business acquired, net                   67,268                      -
Other assets                                                             13,681                 14,462
                                                                 ---------------        ---------------
                                                                 $      305,651         $      299,518
                                                                 ---------------        ---------------
                                                                 ---------------        ---------------

          LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current Liabilities:
  Current portion of long-term debt                              $        3,458         $        1,610
  Bank notes payable                                                     64,820                 58,468
  Accounts payable                                                       21,714                 16,409
  Accrued payroll and benefits                                           10,329                  8,070
  Other current liabilities                                              11,739                  9,653
                                                                 ---------------        ---------------
                                                                        112,060                 94,210
                                                                 ---------------        ---------------
Long-term debt, net                                                     125,373                116,767
                                                                 ---------------        ---------------
Other liabilities                                                         2,894                  2,581
                                                                 ---------------        ---------------

Shareholders' Investment:
  Preferred stock, $.10 par value, authorized
     5,000,000 shares, none issued and outstanding                          -                      -
  Common stock, $.10 par value, authorized
    80,000,000 shares, issued 41,557,887 at
    April 3, 1999 and 24,103,294 shares at
    October 3, 1998                                                       4,156                  2,410
  Paid-in capital                                                       301,931                191,225
  Retained deficit                                                     (239,149)              (106,065)
                                                                 ---------------        ---------------
                                                                         66,938                 87,570

  Treasury stock, at cost (130,552 shares as of April 3, 1999
    and 130,233 shares at October 3, 1998)                               (1,581)                (1,577)
  Unearned restricted stock compensation                                    (33)                   (33)
                                                                 ---------------        ---------------
                                                                         65,324                 85,960
                                                                 ---------------        ---------------
                                                                 $      305,651         $      299,518
                                                                 ---------------        ---------------
                                                                 ---------------        ---------------

The accompanying Selected Notes to Condensed Consolidated Financial Statements are an integral part of these condensed consolidated balance sheets.

                  APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS -- UNAUDITED
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                  FOR THE SIX MONTHS ENDED
                                                               APRIL 3,               APRIL 4,
                                                           ---------------        ---------------
                                                                1999                    1998
Net sales                                                  $       31,519         $      133,255
Cost of sales                                                      56,694                136,612
                                                           ---------------        ---------------
  Gross margin (deficit)                                          (25,175)                (3,357)
                                                           ---------------        ---------------

Research and development expenses                                  61,499                 51,750
Selling, general and administrative expenses                        3,444                  3,575
Writedown of assets and restructuring charges                       4,500                  8,400
Amortization                                                        2,016                      -
Purchase in-process technology                                     28,700                      -
                                                           ---------------        ---------------

Total operating expenses                                          100,159                 63,725
                                                           ---------------        ---------------

Loss from operations                                             (125,334)               (67,082)

Interest income                                                       941                  3,426
Interest expense                                                   (6,892)                (6,292)
Other income (expense)                                             (1,285)                (1,455)
                                                           ---------------        ---------------

Loss before taxes                                                (132,570)               (71,403)
Provision (benefit) for income taxes                                  514                    277
                                                           ---------------        ---------------

Net loss                                                   $     (133,084)        $      (71,680)
                                                           ---------------        ---------------
                                                           ---------------        ---------------

Net loss per share:
   Loss per common share                                   $        (4.53)        $        (3.00)
                                                           ---------------        ---------------
                                                           ---------------        ---------------
   Loss per common share - assuming dilution               $        (4.53)        $        (3.00)
                                                           ---------------        ---------------
                                                           ---------------        ---------------

Weighted average number of common shares outstanding:
   Common shares                                                   29,353                 23,891
                                                           ---------------        ---------------
                                                           ---------------        ---------------
   Common shares - assuming dilution                               29,353                 23,891
                                                           ---------------        ---------------
                                                           ---------------        ---------------

The accompanying Selected Notes to Condensed Consolidated Financial Statements are an integral part of these condensed consolidated statements.

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS -- UNAUDITED
                                 (IN THOUSANDS)

                                                                            FOR THE SIX MONTHS ENDED
                                                                        APRIL 3,               APRIL 4,
                                                                     ---------------         --------------
                                                                          1999                   1998
Cash Flows from Operating Activities:
  Net loss                                                           $     (133,084)         $     (71,680)
  Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                            24,122                 23,089
    Loss on sale of business and assets                                         265                      -
    Restructuring charge                                                      4,500                  8,400
    Purchase in-process technology                                           28,700                      -
    Changes in assets and liabilities, net of effects from
      business merger:
        Accounts receivable, net                                              3,913                 24,877
        Inventories                                                          10,940                 19,623
        Prepaid expenses and other                                            2,880                 (3,067)
        Accounts payable                                                     (6,331)               (25,925)
        Accrued payroll and benefits                                          1,219                 (2,109)
        Other assets and liabilities                                         (3,711)                (1,981)
                                                                     ---------------         --------------
    Net cash flows used in operating activities                             (66,587)               (28,773)
                                                                     ---------------         --------------

Cash Flows from Investing Activities:
  Additions to property, plant and equipment                                 (6,658)               (48,875)
  Proceeds from sale of businesses and property, plant and
        equipment, net                                                          401                      -
  Purchase of business                                                         (703)                     -
  Notes receivable                                                               58                     62
                                                                     ---------------         --------------
    Net cash flows used in investing activities                              (6,902)               (48,813)
                                                                     ---------------         --------------

Cash Flows from Financing Activities:
  Proceeds from issuance of debt                                             91,677                134,995
  Repayment of debt                                                         (88,637)              (132,479)
  Proceeds from stock options exercised, net                                 18,950                    528
                                                                     ---------------         --------------
    Net cash flows provided by financing activities                          21,990                  3,044
                                                                     ---------------         --------------

Effect of exchange rate changes on cash and cash equivalents                     16                   (817)
                                                                     ---------------         --------------

Net decrease in cash and cash equivalents                                   (51,483)               (75,359)
                                                                     ---------------         --------------
Cash and cash equivalents at beginning of period                             71,674                162,302
                                                                     ---------------         --------------
Cash and cash equivalents at end of period                           $       20,191          $      86,943
                                                                     ---------------         --------------
                                                                     ---------------         --------------

Supplemental Cash Flow Data:
Stock issued to purchase business                                   $        93,498         $            -
                                                                     ---------------         --------------
                                                                     ---------------         --------------

The accompanying Selected Notes to Condensed Consolidated Financial Statements are an integral part of these condensed consolidated statements.

          Selected Notes to Condensed Consolidated Financial Statements
                                    Unaudited
                                 (April 3, 1999)


NOTE A:  MERGER WITH DAS DEVICES, INC. (DAS)

            On February 11, 1999, the Company completed its merger with DAS, a research and development company. The consideration exchanged was 13,051,872 of the Company's common stock for all of the outstanding preferred and common shares of DAS. The acquisition was accounted for as a purchase, and the acquisition price of approximately $99.7 million was allocated to assets acquired, including the fair value of in-process technology, and liabilities assumed based on their fair values. It was determined that in-process technology of $28.7 million was acquired. Since the technology has no future economic value to the Company, it was written-off during the three months ended April 3, 1999. The excess of the purchase price plus related transaction costs over the fair value of tangible and intangible assets acquired and liabilities assumed has been allocated to (1) developed technology and know-how of approximately $30.1 million, which will be amortized on a straight line basis over 3 years, the estimated period of future benefit and (2) goodwill of approximately $37.6 million (including a value of $1.6 million associated with assembled workforce), which will be amortized on a straight line basis over the estimated period of future benefit of 7 years. Concurrent with this acquisition and contingent on the merger, a private investor group purchased 4,641,089 shares of the Company's common stock in exchange for $18.75 million.

NOTE B: INVENTORIES

         Inventories are stated at the lower of cost (first-in, first-out) or market. Inventory costs consist of purchased materials and services, direct production labor and manufacturing overhead expense. The components of inventory are as follows (in thousands):

                                    APRIL 3,                   OCTOBER 3,
                                    --------                   ----------
                                      1999                        1998
                                      ----                        ----
Purchased parts and
   manufacturing                    $    949                     $  8,578
supplies
Work in process                        1,280                        2,414
Finished goods                             -                        2,062
                                    --------                     --------
                                       2,229                       13,054
                                    --------                     --------
                                    --------                     --------

NOTE C:  WRITEDOWN OF ASSETS AND RESTRUCTURING CHARGE

          The Company recorded a restructuring charge of approximately $8.4 million in the first quarter of fiscal 1998. Of this amount, approximately $2.9 million pertains to severance and related expenses at the Ireland facility and approximately $5.5 million represents the write-off of the unamortized book value of inductive thin-film equipment. The shut down of the Ireland facility was completed in March 1998 as part of a plan to consolidate foreign manufacturing operations. Approximately 300 employees were terminated at the Ireland plant. All amounts for severance, outplacement and relocation at the Ireland facility were paid during 1998. The inductive thin-film equipment, which is no longer usable to the Company, has been abandoned due to changing technology. Management separately isolated the idle equipment. Many of the products have already been disposed of, and the remaining estimated cost of disposal is expected to be approximately equal to the scrap value.

         The Company recorded a $4.5 million charge in the second fiscal quarter of 1999 related to the write-off of the unamortized book value of obsolete assets and the remaining book value of assets associated with the discontinuation of an in-house suspension assembly operation. The obsolete assets and the in-house suspension assembly assets, which were no longer usable to the Company, are in the process of being abandoned due to changing technology and product discontinuation. Management separately isolated the assets. The assets have not yet been disposed of; however, the estimated costs of disposal are expected to be approximately equal to scrap value.

NOTE D: CREDIT FACILITIES

         The Company's Malaysian subsidiary has credit facility agreements with five Malaysian banks. These credit facilities allow for borrowings of up to $62.7 million of which $62.4 million was outstanding as of April 3, 1999. All the Malaysian credit facilities are callable on demand, have no termination date and are guaranteed by the Company. Credit facilities with one bank are secured by the Company's real property holdings in Malaysia and include financial covenants and certain covenants which preclude the Company from granting liens and security interests in other assets in Malaysia. Credit facilities with the four other banks are unsecured.

          The Company also has a secured, asset-based revolving line of credit of up to $35.0 million from CIT Group/Business Credit, Inc. As of April 3, 1999, the Company was not in compliance with the financial covenants under this line of credit, but has received notification from the Company's lender waiving the area of non-compliance until June 30, 1999. The Company expects to successfully renegotiate terms of the covenants with the lender. As of April 3, 1999, the total amount available under this line of credit was fully utilized.

NOTE E: EARNINGS (LOSS) PER SHARE COMPUTATION

         Effective in fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 replaces the presentation of primary income (loss) per share ("EPS") with the presentation of basic EPS. Loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Loss per common share assuming dilution is computed based on weighted average number of shares of common stock and common stock equivalents outstanding during the period and as if the Company's 7.0% Convertible Subordinated Debentures due March 15, 2006 (the "Convertible Debentures") were converted into common stock at the beginning of the period after giving retroactive effect to the elimination of interest expense, net of income tax effect, applicable to the Convertible Debentures. During a loss period, the assumed exercise of in-the-money stock options and conversion of Convertible Debentures has an antidilutive effect. As a result, these shares are not included in the weighted average shares outstanding of 34,728,792 used in the calculation of loss per common share and common share - assuming dilution at April 3, 1999.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus. If given or made, you must not rely on such information or representations. You should not consider that the delivery of this prospectus or any sale made hereunder under any circumstances creates any implication that there has been no change in us or in our business, operations or financial condition since the date of this prospectus. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such solicitation.

                              Table of Contents
                                                                          Page
                                                                          ----
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . .    2

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

Where You Can Find More Information. . . . . . . . . . . . . . . . . . .   10

Use of Proceeds . . .. . . . . . . . . . . . . . . . . . . . . . . . . .   10

Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

Market for Common Stock  . . . . . . . . . . . . . . . . . . . . . . . .   10

Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

Selected Consolidated Financial Data . . . . . . . . . . . . . . . . . .   13

Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations .... . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

Forward Looking Information. . . . . . . . . . . . . . . . . . . . . . .   22

Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   36

Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . . .   37

Security Ownership of Principal Stockholders
   and Management. . . . . . . . . . . . . . . . . . . . . . . . . . . .   37

Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   39

Management Compensation. . . . . . . . . . . . . . . . . . . . . . . . .   40

Selling Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . .   45

Description of Common Stock. . . . . . . . . . . . . . . . . . . . . . .   50

Anti-Takeover Effect of Rights Plan. . . . . . . . . . . . . . . . . . .   51

Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . .   52

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   53

Experts . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . .   53

Index to Consolidated Financial
   Statements . . . . . .. . . . . . . . . . . . . . . . . . . . . . . .  F-1



                                  30,444,435
                                    [LOGO]
                                  COMMON STOCK


                                   ----------
                                   PROSPECTUS
                                   ----------


                                _____________,1999

                                   Part II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution
The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the listing fee.


Securities and Exchange Commission registration fee ............. $ 20,180*

Printing and engraving expenses .................................   15,000*

Accounting fees and expenses ....................................   25,000*

Legal fees and expenses .........................................   75,000*

Miscellaneous expenses ..........................................    7,500*

     Total ...................................................... $142,680

     *Estimate

Item 15. Indemnification of Directors and Officers

     The indemnification of officers and directors of the Registrant is governed by Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation and By-Laws of the Registrant. Subsection (a) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     Subsection (b) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     DGCL Section 145 further provides that to the extent that a present or former director or officer is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and
(b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. In all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the applicable standard of conduct has been met by the party to be indemnified. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. DGCL Section 145 also provides that indemnification and advancement of expenses permitted thereunder are not to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors, or otherwise. DGCL Section 145 also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

     The Certificate of Incorporation of the Registrant (the "Certificate") provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The Registrant's By-laws provide that the Registrant shall indemnify an officer or director for any costs incurred by such officer or director in connection with a proceeding against such officer or director by reason of the fact that he is or was an officer or director of the Registrant, unless such indemnification is prohibited under applicable law. Pursuant to the By-laws, the Registrant may also be required to advance funds to an officer or director who is entitled to indemnification upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined that such person is not entitled to indemnification. The By-laws further provide that the Registrant may provide indemnification or the advancement of expenses to any other person as permitted by applicable law. Such By-law provisions are intended to be broader than the statutory indemnification provided in the DGCL. However, the extent to which such broader indemnification may be permissible under

     The Registrant maintains a directors and officers liability policy. The policy's coverage, among other things, (i) provides for payment on behalf of the Registrant's officers and directors against loss (as defined in the policy) stemming from acts committed by directors and officers in their capacities as such, with no annual individual deductible element per director or officer, and (ii) provides for reimbursement of the Registrant against such loss for which the Registrant grants indemnification to any director or officer, as permitted by law.

Item 16. EXHIBITS

 5.1  Opinion of Sheppard, Mullin, Richter & Hampton LLP

10.1 Exchange Agreement by and between Applied Magnetics Corporation and Kenilworth Partners II L.P.

10.2 Registration Rights Agreement by Applied Magnetics Corporation and Kenilworth Partners II L.P.

10.3 Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Applied Magnetics Corporation

23.1  Consent of Sheppard, Mullin, Richter & Hampton LLP (included in
      Exhibit 5.1)

24.1 Power of Attorney of certain officers and directors (included on page II-5)

Item 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration Statement:

          a. To include any prospectus required by Section 10(a)(3) of the Securities Act;

          b. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registrant Statement;

          c. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Goleta, State of California, on June 11, 1999.

APPLIED MAGNETICS CORPORATION

By Craig D. Crisman
   --------------------
   Craig D. Crisman
Chief Executive Officer

                             POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Craig D. Crisman and Jerry Goldress, and each of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                                         Date
---------                                                         ----

Craig D. Crisman                                               June 11, 1999
---------------------------------------
Craig D. Crisman, Chairman of the Board
and Chief Executive Officer
(principal executive officer, principal
financial officer)


Peter T. Altavilla                                             June 11, 1999
---------------------------------------
Peter T. Altavilla, Secretary and
Controller (principal accounting officer)


Herbert Dwight, Jr.*                                           June 11, 1999
---------------------------------------
Herbert Dwight, Jr., Director

Harold Frank*                                                  June 11, 1999
---------------------------------------
 Harold Frank, Director


Jerry Goldress*                                                June 11, 1999
---------------------------------------
 Jerry Goldress, Director


R. C. Mercure*                                                 June 11, 1999
---------------------------------------
 R. C. Mercure, Director


*By     Craig D. Crisman
    -----------------------------------
        Craig D. Crisman
        Attorney-in-Fact